Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Cadence Pharmaceuticals, Inc.

at

$14.00 Net Per Share

by

Madison Merger Sub, Inc.

a wholly owned indirect subsidiary of

Mallinckrodt plc

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MARCH 18, 2014, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Madison Merger Sub, Inc., a Delaware corporation (which we refer to as the “Purchaser”) and a wholly owned indirect subsidiary of Mallinckrodt plc, an Irish public limited company (which we refer to as “Parent”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Cadence Pharmaceuticals, Inc., a Delaware corporation (which we refer to as “Cadence”), at a purchase price of $14.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 10, 2014 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Cadence. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Cadence (the “Merger”) as soon as practicable without a meeting of the stockholders of Cadence in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with Cadence continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned indirect subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of Cadence or by Parent, Purchaser or any of Parent’s other subsidiaries, which Shares will be canceled and will cease to exist or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive $14.00 per Share or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes. As a result of the Merger, Cadence will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of (i) the Minimum Condition (as described below), (ii) the HSR Condition (as described below) and (iii) the Governmental Entity Condition (as described below). The Minimum Condition requires that the number of Shares validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered) in accordance with the terms of the Offer and not validly withdrawn on or prior to the end of the day, 12:00 midnight, New York City time, on March 18, 2014 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), together with any Shares then owned by Parent and its subsidiaries, equals one Share more than one half of all Shares then outstanding. The HSR Condition requires that any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), shall have expired or otherwise been terminated. Under the HSR Act, each of Parent and Cadence filed on February 18, 2014 a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice in connection with the purchase of Shares in the Offer. The Governmental Entity Condition requires that there be no law, regulation, order, injunction or decree enacted, enforced, amended, issued, in effect or deemed applicable to the Offer, by any governmental entity (other than the application of the waiting period provisions of the HSR Act to the Offer) that is in effect, and that no governmental entity shall have taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Offer or the Merger. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.”

The board of directors of Cadence, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Cadence and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby and declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and (iii) resolved to recommend that the stockholders of Cadence accept the Offer and tender all of their Shares pursuant to the Offer.

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

February 19, 2014

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer. If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery (See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details).

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550 Stockholders and All Others, Call Toll-Free: (888) 628-1041

Email: Cadence@dfking.com

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SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Cadence contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by Cadence or has been taken from or is based upon publicly available documents or records of Cadence on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	All issued and outstanding shares of common stock, par value $0.0001 per share, of Cadence Pharmaceuticals, Inc. (the “Shares”).

Price Offered Per Share	$14.00 net to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”).

Scheduled Expiration of Offer	End of the day, 12:00 midnight, New York City time, on March 18, 2014, unless the offer is extended or terminated. See Section 1 — “Terms of the Offer.”

Purchaser	Madison Merger Sub, Inc., a Delaware corporation and a wholly owned indirect subsidiary of Mallinckrodt plc, an Irish public limited company.

Who is offering to purchase my shares?

Madison Merger Sub, Inc., or Purchaser, a wholly owned indirect subsidiary of Mallinckrodt plc, or Parent, is offering to purchase for cash all of the outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Cadence. See the “Introduction” and Section 8 — “Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to Mallinckrodt plc alone, the term “Purchaser” to refer to Madison Merger Sub, Inc. alone and the terms “Cadence” and the “Company” to refer to Cadence Pharmaceuticals, Inc. alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of Cadence on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of Cadence common stock.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Cadence. If the Offer is consummated, pursuant to the Merger Agreement, Parent intends immediately thereafter to cause Purchaser to consummate the Merger (as described below). Upon consummation of the Merger (as described below), Cadence would cease to be a publicly traded company and would be an indirect wholly owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $14.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and Cadence have entered into an Agreement and Plan of Merger, dated as of February 10, 2014 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Cadence (the “Merger”). If the Minimum Condition is satisfied and we consummate the Offer, we intend to effect the Merger without any action by the stockholders of Cadence pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”).

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “ Conditions of the Offer.”

Will you have the financial resources to make payment?

Yes. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Parent and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer, to provide funding for the Merger, to provide funding for the payment in respect of outstanding in-the-money stock options and restricted stock units and to repay or refinance certain indebtedness of Parent and Cadence is approximately $1.4 billion, plus related fees and expenses. Parent and Purchaser anticipate funding such cash requirements from Parent’s available cash and proceeds to be received from credit facilities provided pursuant to a debt commitment letter, dated February 10, 2014 (the commitments and the financing transactions contemplated thereby, the “Debt Financing”), that Parent has entered into in connection with the execution of the Merger Agreement. Funding of the Debt Financing is subject to the satisfaction of various customary conditions.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	we have received financing commitments in respect of funds sufficient, together with Parent’s cash on hand, to purchase all Shares tendered pursuant to the Offer; and

•	if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price).

How long do I have to decide whether to tender my Shares in the Offer?

You will have until the end of the day, 12:00 midnight, New York City time, on March 18, 2014, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated. If you cannot deliver everything required to make a valid tender to the Depositary (as described below) prior to such time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Date.

Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer is referred to as the “Offer Closing,” and the date and time at which such Offer Closing occurs is referred to as the “Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended. In certain circumstances, we are required to extend the Offer beyond the initial Expiration Date, but we will not be required to extend the Offer beyond June 10, 2014 (except that such date may be extended to August 10, 2014 if the HSR Condition (as defined below) is the only Offer Condition not yet satisfied or waived by such date, and such date may be further extended to September 10, 2014 if Parent and Cadence mutually agree (acting reasonably) and the HSR Condition is reasonably capable of being satisfied by such date). June 10, 2014, as it may be so extended as described above, is referred to as the “Outside Date.”

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser must extend the Offer (i) on one or more occasions, for successive periods (the length of such period to be determined by Purchaser) of not more than 10 business days each (or for such longer period as Parent, Purchaser and the Company may agree) if at any scheduled Expiration Date any Offer Condition has not been satisfied or waived in order to permit the satisfaction of the Offer Conditions and (ii) for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or the Schedule TO (as defined below). However, Purchaser is not required to, and without Cadence’s consent may not, extend the Offer beyond the Outside Date. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary and paying agent for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

See Section 1 — “Terms of the Offer.”

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver of the following conditions (the “Offer Conditions”):

•	that there have been validly tendered and not validly withdrawn that number of Shares that, when added to the Shares then owned by Parent and its subsidiaries, equals one Share more than one half of all Shares then outstanding (the “Minimum Condition”);

•	the expiration or termination of any applicable waiting period (or any extension thereof) under the HSR Act (the “HSR Condition”);

•	that there is no law, regulation, order, injunction or decree enacted, enforced, amended, issued, in effect or deemed applicable to the Offer, by any governmental entity (other than the application of the waiting period provisions of the HSR Act to the Offer) that is in effect, and that no governmental entity has taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Offer or the Merger (the “Governmental Entity Condition”);

•	that the Merger Agreement has not been terminated in accordance with its terms (the “Termination Condition”);

•	the accuracy of the representations and warranties made by the Company in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement (the “Representations Condition”);

•	the performance or compliance of the Company in all material respects with all obligations, agreements and covenants required to be performed or complied with by it under the Merger Agreement (the “Covenants Condition”);

•	that since the date of the Merger Agreement, no change, state of facts, condition, event, circumstance, effect, occurrence or development has occurred that has had or would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect (as described below) (the “Material Adverse Effect Condition”);

•	that the Company has furnished to Parent certain required financial information (the “Financial Information Condition”); and

•	that Purchaser has received a certificate of the Company, executed by the chief executive officer or the chief financial officer of the Company, dated as of the Expiration Date, to the effect that the Representations Condition and the Covenants Condition have been satisfied.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

Parent and Purchaser expressly reserve the right to waive, in whole or in part, any Offer Condition or modify the terms of the Offer. However, without the consent of Cadence, we are not permitted to (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the Offer Conditions or amend any Offer Condition, (iv) waive or amend the Minimum Condition, (v) amend any other term of the Offer in a manner that is adverse to the holders of Shares or (vi) extend the Expiration Date except as required or permitted by the Merger Agreement.

See Section 15 — “Conditions of the Offer.”

Have any Cadence stockholders entered into agreements with Parent or its affiliates requiring them to tender their Shares?

Yes. In connection with the execution of the Merger Agreement, certain directors and an officer of Cadence and certain other beneficial owners of Shares (collectively, the “Supporting Stockholders”) have entered into a Tender and Support Agreement, dated as of February 10, 2014, with Parent and Purchaser (the “Support Agreement”). Subject to the terms and conditions of the Support Agreement, the Supporting Stockholders agree, among other things, to tender, pursuant to the Offer, Shares representing in the aggregate approximately 13% of Cadence’s total outstanding Shares after taking into account the net exercise of all warrants beneficially owned by the Supporting Stockholders, and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreement. See Section 11 — “The Merger Agreement; Other Agreements” in this Offer to Purchase for a description of the Support Agreement.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, no later than the Expiration Date. If you are the registered owner but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three NASDAQ trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three trading-day period. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. Pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended, Shares may be withdrawn at any time after April 20, 2014, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

What does the Cadence board of directors think of the Offer?

The board of directors of Cadence (which we refer to as the “Cadence Board”), among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Cadence and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby and declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and (iii) resolved to recommend that the stockholders of Cadence accept the Offer and tender all of their Shares pursuant to the Offer.

See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with Cadence.” We expect that a more complete description of the reasons for the Cadence Board’s approval of the Offer and the Merger will be set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 to be prepared by Cadence and filed with the SEC and mailed to all Cadence stockholders.

If the Offer is completed, will Cadence continue as a public company?

No. Immediately following consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of Delaware law, after which the Surviving Corporation will be a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded.

See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If we complete the Offer, and accordingly acquire that number of Shares that, when added to the Shares then owned by Parent and its subsidiaries, equals one Share more than one half of all Shares then outstanding, then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Cadence pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer nor will we consummate the Merger.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Cadence (i) will not be required to vote on the Merger, (ii) will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Shares not tendered in the Offer and (iii) will, if they do not validly exercise appraisal rights under Delaware law, receive the same cash consideration, without interest and less any applicable withholding taxes, for their Shares as was payable in the Offer (the “Merger Consideration”).

See Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for Cadence — Merger Without a Stockholder Vote” and Section 17 — “Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On February 10, 2014, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $11.07. On February 18, 2014, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $13.97. The Offer Price represents a 26% premium over the February 10, 2014 closing stock price and a 32% premium over the average closing stock price for the 30 trading days ended February 10, 2014.

See Section 6 — “Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Cadence will not declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of any Cadence securities (including the Shares) or set a record date therefor.

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders will be entitled to appraisal rights in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.

See Section 17 — “Appraisal Rights.”

What will happen to my stock options in the Offer?

Pursuant to the Merger Agreement, each stock option to purchase Shares (“Option”) that is outstanding and unexercised immediately prior to the Effective Time will vest in full and automatically be canceled and terminated as of the Effective Time in consideration for the right to receive a cash payment, without interest and less the amount of any tax withholding, equal to the product of (i) the total number of Shares underlying such Option multiplied by (ii) the excess, if any, of the Offer Price over the per-Share exercise price of such Option. Options with an exercise price that is equal to or greater than the Offer Price will, upon the consummation of the Merger, automatically terminate and be canceled without consideration.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Equity Awards.”

What will happen to my restricted stock units in the Offer?

Pursuant to the Merger Agreement, each restricted stock unit in respect of Shares (“RSU”) that is outstanding immediately prior to the Effective Time other than a RSU issued or awarded on or after January 1, 2014 (“Specified RSUs”) will fully vest and the restrictions thereon will lapse, and such RSU will be canceled and converted into the right to receive an amount in cash, without interest and less the amount of any tax withholding, equal to the product of the Offer Price multiplied by the number of Shares subject to such RSU.

Each Specified RSU will, at the Effective Time, be canceled and converted into an award (a “Converted Award”) representing the right to receive an amount in cash from the surviving corporation in the Merger equal to the product of the Offer Price multiplied by the number of Shares subject to such Specified RSU. The Converted Award will continue to vest and be settled in cash in accordance with the terms of the applicable Specified RSU award agreement, subject to accelerated vesting in the event the holder of the Converted Award is terminated in a manner giving rise to severance benefits under the severance plan or agreement applicable to the holder (as in effect on the date of grant).

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Equity Awards.”

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5 — “Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call D.F. King & Co., Inc. Toll-Free at (888) 628-1041. Banks and brokers may call collect at (212) 269-5550. D.F. King & Co., Inc. is acting as the information agent (the “Information Agent”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of Cadence Pharmaceuticals, Inc.:

Madison Merger Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned indirect subsidiary of Mallinckrodt plc, an Irish public limited company (which we refer to as “Parent”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Cadence Pharmaceuticals, Inc., a Delaware corporation (which we refer to as “Cadence” or the “Company”), at a purchase price of $14.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

We are making this Offer pursuant to an Agreement and Plan of Merger, dated as of February 10, 2014 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Cadence. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Cadence (the “Merger”), with Cadence continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and an indirect wholly owned indirect subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held (i) in the treasury of Cadence or by Parent, Purchaser or any of Parent’s other subsidiaries, which Shares will be canceled and will cease to exist, or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive $14.00 per Share or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes. As a result of the Merger, Cadence will cease to be a publicly traded company and will become an indirect wholly owned subsidiary of Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Cadence stock options and restricted stock units in the Merger.

Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A., the depositary and paying agent for the Offer (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of (i) the Minimum Condition, (ii) the HSR Condition and (iii) the Governmental Entity Condition. The Minimum Condition requires that the number of Shares validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered) in accordance with the terms of the Offer and not validly withdrawn on or prior to the end of the day, 12:00 midnight, New York City time, on March 18, 2014 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), together with any Shares then owned by Parent and its subsidiaries, equals one Share more than one half of all Shares outstanding as of the Expiration Date. The HSR Condition requires that any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), shall have expired or otherwise been terminated. Under the HSR Act, each of Parent and Cadence filed on February 18, 2014 a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice in connection with the purchase of Shares in the Offer. The Governmental Entity Condition requires that there be no law, regulation, order, injunction or decree enacted, enforced, amended, issued, in effect or deemed applicable to the Offer, by any governmental entity (other than the application of the waiting period provisions of the HSR Act to the Offer) that is in effect, and that no governmental entity shall have taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Offer or the Merger. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.” The Offer is not subject to any financing condition.

The Cadence Board, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Cadence and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby and declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, and (iii) resolved to recommend that the stockholders of Cadence accept the Offer and tender all of their Shares pursuant to the Offer.

A more complete description of the Cadence Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Cadence (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that will be furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-heading “Background and Reasons for the Company Board’s Recommendation.”

Cadence has advised Parent that, as of February 17, 2014, (i) 89,183,960 Shares were issued and outstanding, (ii) 1,203,000 Shares were subject to unvested restricted stock units (“RSUs”), (iii) 6,604,787 Shares were issuable pursuant to options to purchase Shares (“Options”) that are vested, with an exercise price no more than the Offer Price, and (iv) 137,620 Shares were issuable pursuant to outstanding warrants. Assuming that all outstanding warrants are exercised for 137,620 Shares prior to the Expiration Date and otherwise no new Shares are issued, and no Options or RSUs are issued and no Options are exercised and no outstanding RSUs are settled after February 17, 2014, the Minimum Condition would be satisfied if at least 44,660,791 Shares are validly tendered and not validly withdrawn on or prior to the initial Expiration Date. Cadence’s outstanding warrants also provide for a “net exercise” feature, and to the extent such feature is exercised by the holders of such warrants, less than 137,620 Shares would be issued by Cadence prior to the Expiration Date and the number of Shares necessary to satisfy the Minimum Condition would be reduced accordingly.

In connection with the execution of the Merger Agreement, certain directors and an officer of Cadence and certain other beneficial owners of Shares (collectively, the “Supporting Stockholders”) entered into a Tender and Support Agreement, dated as of February 10, 2014, with Parent and Purchaser (the “Support Agreement”). Subject to the terms and conditions of the Support Agreement, the Supporting Stockholders agreed, among other things, to tender, pursuant to the Offer, Shares representing in the aggregate approximately 13% of Cadence’s total outstanding Shares after taking into account the net exercise of all warrants beneficially owned by the Supporting Stockholders, and, subject to certain exceptions, not to transfer any of those Shares that are subject to the Support Agreement.

Pursuant to the Merger Agreement, the board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time will consist of the members of the board of directors of Purchaser immediately prior to the Effective Time, and the officers of the Surviving Corporation will consist of the officers of Purchaser immediately prior to the Effective Time, in each case unless Parent in its sole discretion elects prior to the Effective Time to appoint other persons to such positions.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Purchaser consummates the

Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”) without the approval of the stockholders of Cadence.

Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Certain United States Federal Income Tax Consequences.”

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Cadence will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 17 — “Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.”

Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer which shall occur on March 19, 2014, unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Offer Closing,” and the date and time at which such Offer Closing occurs is referred to as the “Acceptance Time.” The time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Tender Condition, the HSR Condition, the Governmental Entity Condition and the other conditions described in Section 15 — “Conditions of the Offer.”

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser must extend the Offer (i) on one or more occasions, for successive periods (the length of such period to be determined by Purchaser) of not more than 10 business days each (or for such longer period as Parent, Purchaser and the Company may agree) if at any scheduled Expiration Date any Offer Condition has not been satisfied or waived, in order to permit the satisfaction of the Offer Conditions and (ii) for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or the Schedule TO (as defined below). If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares. Purchaser will not be required, or permitted without the Company’s consent, to extend the Offer beyond June 10, 2014 (except that such date may be extended to August 10, 2014 if the HSR Condition is the only Offer Condition not yet satisfied or waived by such date, and such date may be further extended to September 10, 2014 if Parent and Cadence mutually agree (acting reasonably) and the HSR Condition is reasonably capable of being satisfied by such date). June 10, 2014, as it may be so extended, is referred to as the “Outside Date.”

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive, in whole or in part, any Offer Condition or modify the terms of the Offer. However, without the consent of Cadence, we are not permitted to (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the Offer Conditions or amend any Offer Condition, (iv) waive or amend the Minimum Condition, (v) amend any other term of the Offer in a manner that is adverse to the holders of Shares or (vi) extend the Expiration Date except as required or permitted by the Merger Agreement.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by

Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

There will not be a subsequent offering period for the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the Offer Conditions have not been satisfied. See Section 15 — “Conditions of the Offer.” Under certain circumstances, we may extend the Outside Date and/or terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Termination.”

As soon as practicable following the Acceptance Time, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Cadence pursuant to Section 251(h) of the DGCL.

Cadence has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Cadence and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not properly withdrawn pursuant to the Offer on or after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The

Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

On the terms of and subject to the Offer Conditions, promptly after the Expiration Date of the Offer, we will accept for payment, and pay for, all Shares validly tendered to us in the Offer and not validly withdrawn on or prior to the Expiration Date of the Offer. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such

Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution (as defined below);

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary (as provided below) by the Expiration Date; and

•	the certificates for all such validly tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three (3) NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by overnight courier or mail to the Depositary and must include a guarantee by an Eligible Institution (as defined below) in the form set forth in such Notice. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Expiration Date.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of the Company’s stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of Cadence in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. stockholders that do not otherwise establish an exemption should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a United States person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Foreign stockholders should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the end of the day, 12:00 midnight, New York City time, on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after April 20, 2014, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a general summary of certain United States federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) of Cadence whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are exchanged for cash pursuant to the Merger. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to U.S. Holders who hold Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any foreign, state or local tax consequences of the Offer or the Merger. In addition, this summary does not address United States federal taxes other than income taxes. Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to a holder in light of its particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, foreign taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, S corporations, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for United States federal income tax purposes, United States persons whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, and stockholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights, or stock appreciation rights, as restricted stock, or otherwise as compensation).

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for United States federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a United States person for United States federal income tax purposes. This discussion does not address the tax consequences to stockholders who are not U.S. Holders.

If a partnership, or another entity treated as a partnership for United States federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for United States federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax consequences of the Offer and the Merger on a beneficial owner of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and changes in any laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if a U.S. Holder’s holding period for such Shares is more than one year. Long-term capital gain recognized by an individual is generally taxable at a reduced rate. The deductibility of capital losses is subject to certain limitations.

If a U.S. Holder acquired different blocks of Shares at different times and different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Shares.

A U.S. Holder who exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends.

The Shares currently trade on the NASDAQ Stock Market (“NASDAQ”) under the symbol “CADX.” Cadence advised Parent that, as of February 17, 2014, there were 89,183,960 Shares outstanding, 1,203,000 Shares in respect of unvested restricted stock units, 10,316,980 Shares were issuable pursuant to Options with an exercise price no more than the Offer Price, and 137,620 Shares were issuable pursuant to outstanding warrants.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the two preceding fiscal years, as reported on NASDAQ, and the quarterly cash dividends declared per share for each such quarterly period.

	High	Low	Cash Dividends Declared
Year Ended December 31, 2012
First Quarter	$4.37	$3.44	$—
Second Quarter	3.70	2.56	—
Third Quarter	4.87	3.49	—
Fourth Quarter	5.00	2.88	—
Year Ended December 31, 2013
First Quarter	$6.85	$4.45	$—
Second Quarter	8.26	6.24	—
Third Quarter	8.07	4.96	—
Fourth Quarter	10.09	4.74	—
Year Ended December 31, 2014
First Quarter (through February 18, 2014)	$14.05	$8.79	$—

On February 10, 2014, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $11.07. On February 18, 2014, the last full trading day before the commencement of the offer, the reported closing sales price of the Shares on NASDAQ was $13.97. The Offer Price represents a 26% premium over the February 10, 2014 closing stock price and a 32% premium over the average closing stock price for the 30 trading days ended February 10, 2014.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Cadence will not declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of any Cadence securities (including the Shares) or set a record date therefor.

7.	Certain Information Concerning Cadence.

Except as specifically set forth herein, the information concerning Cadence contained in this Offer to Purchase has been taken from or is based upon information furnished by Cadence or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Cadence’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We do not assume any responsibility for the accuracy or completeness of the information concerning Cadence, whether furnished by Cadence or contained in such documents and records, or for any failure by Cadence to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. Cadence was incorporated as a Delaware corporation in May 2004. Cadence’s principal offices are located at 12481 High Bluff Drive, Suite 200, San Diego, California 92130 and its telephone number is (858) 436-1400. The following description of Cadence and its business has been taken from Cadence’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and is qualified in its entirety by reference to such Form 10-K.

Cadence is a biopharmaceutical company focused on acquiring, in-licensing, developing and commercializing proprietary products principally for use in the hospital setting. Cadence currently has rights to one product, OFIRMEV® (acetaminophen) injection, a proprietary intravenous, or IV, formulation of acetaminophen. Cadence in-licensed the exclusive U.S. and Canadian rights to OFIRMEV from Bristol-Myers Squibb Company, which sells intravenous acetaminophen in Europe and other markets for the treatment of acute pain and fever under the brand name Perfalgan®. In November 2010, the U.S. Food and Drug Administration, or FDA, granted marketing approval for OFIRMEV, which is indicated for the management of mild to moderate pain, the management of moderate to severe pain with adjunctive opioid analgesics and the reduction of fever in adults and children two years of age and older. Cadence launched commercial sales of OFIRMEV in the U.S. in January 2011.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Cadence is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Cadence’s directors and officers, their remuneration, stock options granted to them, the principal holders of Cadence’s securities, any material interests of such persons in transactions with Cadence and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 26, 2013 and distributed to Cadence’s stockholders on May 3, 2013. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Cadence, that file electronically with the SEC.

Financial Projections. In connection with the due diligence review of the Company by Parent and Purchaser, the Company prepared and provided Parent and Purchaser with certain non-public forward-looking financial information concerning the Company’s internal financial forecasts of its anticipated future operations for the fiscal years 2014 through 2018 (the “Projections”). None of Parent, Purchaser or any of their affiliates or representatives participated in preparing, and they do not express any view with respect to, any aspect of the Projections described below, or any of the assumptions underlying such information. The inclusion of the Projections in this Offer to Purchase should not be regarded as an admission or representation of Parent, Purchaser or the Company, or an indication that any of Parent, Purchaser or the Company or their respective affiliates or representatives considered, or now consider, the Projections to be reasonably prepared or a reliable prediction of actual future events or results, and the Projections should not be relied upon as such. Parent and Purchaser do not view the Projections as reflecting a reasonable outlook for the Company’s business on a standalone basis and, therefore, Parent and Purchaser did not base their decision to enter into the Merger

Agreement on the Projections. The Projections are being provided in this document solely because the Company made them available to Parent and Purchaser in connection with their due diligence review of the Company. None of Parent or Purchaser or any of their respective affiliates or representatives assumes any responsibility for the accuracy of the Projections or makes any representation to any stockholder regarding the Projections, and none of them intends to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error.

The Projections were prepared by and are solely the responsibility of the Company’s management. The Company has advised us that the Projections were not prepared with a view to public disclosure or complying with U.S. generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Additionally, the Company has advised us that the projections were not prepared with the assistance of or reviewed, compiled or examined by the Company’s independent registered public accounting firm, and it has not expressed any opinion or any other form of assurance of such information or the likelihood that the Company may achieve the results contained in the Projections, and accordingly, assumes no responsibility for them and disclaims any association with them. These Projections are not being included to influence any stockholder’s decision whether to tender his or her Shares in the Offer, and readers of this Offer to Purchase are strongly cautioned not to place undue, if any, reliance on the Projections set forth below.

The Company has advised us that, while presented with numerical specificity, the Projections necessarily were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Since the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involved judgments with respect to, among other things, industry performance, general business, economic, competitive and regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult or impossible to predict and many of which are beyond the Company’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. The Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

In light of the foregoing factors and uncertainties inherent in these projections, the Company’s stockholders are cautioned not to place undue, if any, reliance on the Projections set forth below.

Projected Statements of Operations of the Company

	For the year ended December 31,
In millions	2014E	2015E	2016E	2017E	2018E
Net Sales, net of discount and reserves	$184.2	$290.9	$423.9	$565.7	$735.2
Royalties	$(29.3)	$(52.6)	$(85.8)	$(121.2)	$(163.6)
Manufacturing cost of goods sold	$(32.1)	$(48.4)	$(64.8)	$(81.5)	$(100.8)

Gross Profit	$122.8	$189.9	$273.3	$363.0	$470.8
Operating Expenses:
Milestones	—	$(10.0)	$(15.0)	—	—
Research and development	$(9.9)	$(8.5)	$(7.1)	$(8.0)	$(8.0)
Sales, general and administrative	$(93.8)	$(90.6)	$(91.4)	$(74.6)	$(73.8)
Other (amortization of license patent)	$(1.3)	$(1.3)	$(1.3)	$(1.3)	$(1.3)

Total Operating Expenses	$(105.0)	$(100.4)	$(99.8)	$(83.9)	$(83.1)
Operating Income	$17.8	$79.5	$158.5	$279.1	$387.7

8.	Certain Information Concerning Parent and Purchaser.

Parent and Purchaser. Parent was incorporated in Ireland on January 9, 2013 for the purpose of holding the former Pharmaceuticals business of Covidien plc (“Covidien”). On June 28, 2013, Covidien shareholders of record received one ordinary share of Parent for every eight ordinary shares of Covidien held as of the record date, June 19, 2013, and the former Pharmaceuticals business of Covidien was transferred to Parent on June 28, 2013, thereby completing its legal separation from Covidien. Parent is a global company that develops, manufactures, markets and distributes both branded and generic specialty pharmaceuticals, active pharmaceutical ingredients and diagnostic imaging agents.

Purchaser is a Delaware corporation formed on February 4, 2014 solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Purchaser has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and Cadence will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly owned indirect subsidiary of Parent.

Parent’s principal executive offices are located at Damastown, Mulhuddart, Dublin 15, Ireland. Its telephone number at this location is +353 (1) 880-8180. Parent’s U.S. headquarters, which is also Purchaser’s business address, is located at 675 James S. McDonnell Boulevard, Hazelwood, Missouri 63042. The telephone number at this location is (314) 654-2000.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as provided in the Merger Agreement, the Support Agreement or as otherwise described in this Offer to Purchase, (i) none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement, the Support Agreement or as otherwise described in this Offer to Purchase, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Cadence (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with

Cadence or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Cadence or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

The Offer is not conditioned upon obtaining financing. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares, Parent and Purchaser have received debt financing commitments in respect of funds sufficient, together with certain cash on hand of Parent, to purchase all Shares tendered pursuant to the Offer, and there is no financing condition to the completion of the Offer, we believe the financial condition of Parent and Purchaser is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

Parent and Purchaser estimate that the total amount of funds required to consummate the Offer and the Merger, to provide funding for the payment in respect of outstanding in-the-money options and RSUs and to repay or refinance certain indebtedness of Parent and Cadence is approximately $1.4 billion, plus related fees and expenses. Parent and Purchaser anticipate funding such cash requirements with a combination of the proceeds from the Debt Financing as described herein and cash on hand of Parent. Funding of the Debt Financing is subject to the satisfaction of various customary conditions. As of December 27, 2013, Parent had approximately $287.8 million of cash and cash equivalents.

Under the Merger Agreement, Parent and Purchaser must obtain the written consent of Cadence to any amendment, modification or waiver of the Debt Commitment Letter that:

•	adds new (or adversely modifies any existing) conditions to the consummation of the Debt Financing;

•	adversely affects the ability of Parent to enforce its rights against other parties to the Debt Commitment Letter and related documents;

•	reduces the aggregate amount of the Debt Financing; or

•	would otherwise reasonably be expected to prevent or materially delay the consummation of the Merger and the other transactions contemplated by the Merger Agreement.

The following summary of certain financing arrangements in connection with the Offer and the Merger is qualified in its entirety by reference to the Debt Commitment Letter described below, a copy of which is filed as an exhibit to the Schedule TO filed with the SEC and incorporated by reference herein. Stockholders are urged to read the Debt Commitment Letter for a more complete description of the provisions summarized below.

Debt Financing

Parent has received a commitment letter, dated as of February 10, 2014 (as amended, supplemented or otherwise modified from time to time, the “Debt Commitment Letter”), from Deutsche Bank AG New York Branch (the “Debt Financing Source”) and Deutsche Bank Securities Inc. (together with the Debt Financing Source, the “Agents”) pursuant to which the Debt Financing Source made loan commitments for the purpose of financing a portion of the funds required to complete the Offer and the Merger and the refinancing of certain indebtedness of Parent and Cadence (such commitments, the “Debt Financing”). Parent’s cash on hand, together with the proceeds of the Debt Financing, will be sufficient to fund the Offer, the Merger, the refinancing of the indebtedness of Parent and Cadence described below, and costs and expenses related to the foregoing.

Pursuant to the Debt Commitment Letter, the Debt Financing Source has committed to provide or arrange, subject to the terms and conditions of the Debt Commitment Letter, a senior secured term loan facility in the aggregate principal amount of $1.3 billion (the “Term Loan Facility”) and a senior secured revolving credit facility with commitments in the aggregate principal amount of $250 million (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “Senior Secured Credit Facilities”).

Also in connection with the closing of the transactions contemplated by the Merger Agreement, all amounts owing (i) under the Second Amended and Restated Loan and Security Agreement dated as of December 22, 2011, as amended on December 5, 2012, among Cadence, Oxford Finance LLC, Silicon Valley Bank and General Electric Capital Corporation (the “Cadence Existing Loan Agreement”) and (ii) under the Credit Agreement, dated as of March 25, 2013, among Mallinckrodt International Finance S.A., as borrower, Parent, as guarantor, the lenders from time to time party thereto and JPMorgan Chase Bank, National Association, as administrative agent, will be repaid.

The commitment of the Debt Financing Source with respect to the Senior Secured Credit Facilities expires upon the earliest of (i) June 11, 2014 (subject to certain extensions to match the Merger Agreement), (ii) the termination prior to the consummation of the Merger of the Merger Agreement in accordance with its terms or (iii) the consummation of the Merger (x) in the case of the Term Loan Facility, without the use of the Term Loan Facility or (y) in the case of the Revolving Credit Facility, without execution and delivery of credit documentation with respect to the Revolving Credit Facility. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Parent must use its reasonable best efforts to obtain alternative debt financing from alternative sources in an amount at least equal to the Debt Financing or such unavailable portion thereof on terms that are not less favorable in the aggregate to Parent than as contemplated by the Debt Commitment Letter.

Conditions Precedent to the Debt Commitments

The availability of the Senior Secured Credit Facilities is subject to, among other things:

•	the consummation of the Offer and the Merger in accordance with the terms and conditions of the Merger Agreement (without giving effect to any alterations, amendments, supplements or waivers by Parent or Purchaser that are materially adverse to the interests of the lenders under the Senior Secured Credit Facilities, other than with the consent (not to be unreasonably withheld, delayed or conditioned) of the Agents);

•	the absence of any “Target Material Adverse Effect” (defined in a manner substantially consistent with the definition of “Material Adverse Effect” in the Merger Agreement);

•	the delivery of certain historical financial information and, not less than 10 consecutive business days prior to the closing of the Senior Secured Credit Facilities, information customarily delivered by a borrower and necessary for the preparation of a customary confidential information memorandum for senior secured revolving and term loan financings;

•	certain specified representations and warranties being true and correct in all material respects;

•	payment of required fees and expenses; and

•	execution and delivery of definitive documentation for the Senior Secured Credit Facilities and, subject to certain exceptions and qualifications, granting and perfecting security interests in certain collateral.

As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the Debt Financing is not available.

Senior Secured Credit Facilities

The Senior Secured Credit Facilities will be comprised of a $1.3 billion Term Loan Facility with a term of seven years and a $250 million Revolving Credit Facility with a term of five years. The Revolving Credit Facility will include sublimits for the issuance of letters of credit and swingline loans. Two wholly owned subsidiaries of Parent will be the co-borrowers under the Senior Secured Credit Facilities.

Interest Rates. Loans under each of the Term Loan Facility and the Revolving Credit Facility are expected to bear interest, at the option of the borrowers thereunder, at a rate equal to adjusted LIBOR or an alternate base rate, in each case subject to a floor plus a spread. Subject to certain conditions, after Parent delivers financial statements for the first full fiscal quarter ending after the closing of the Senior Secured Credit Facilities, interest rates under the Revolving Credit Facility will be subject to quarterly step-downs based on a total net leverage ratio.

Prepayments and Amortization. Parent will be permitted to make voluntary prepayments with respect to the Senior Secured Credit Facilities at any time, without premium or penalty (other than LIBOR breakage costs, if applicable); provided that Parent will pay a prepayment premium equal to 1% of the amount of loans subject to any “repricing” event that occurs on or before the date that is six months after the closing of the Senior Secured Credit Facilities. The term loans under the Term Loan Facility will amortize 1% per annum in equal quarterly installments until the final maturity date, with the remaining aggregate principal amount of term loans originally incurred under the Term Loan Facility to be repaid in full on the final maturity date.

Guarantors and Collateral. All obligations under the Senior Secured Credit Facilities will be guaranteed by each borrower thereunder, Parent, each existing and future direct and indirect, wholly owned U.S. subsidiary of Parent (subject to certain exceptions) and each existing and future direct or indirect wholly owned subsidiary of Parent that owns indirectly or directly any such U.S. subsidiaries (subject to certain exceptions). The obligations of the borrowers and guarantors under the Senior Secured Credit Facilities will be secured by a security interest in certain assets of such borrowers and guarantors.

Other Terms. The Senior Secured Credit Facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, loans and other investments, non-ordinary course asset sales, mergers, consolidations, and acquisitions, liens and dividends, stock repurchases and other distributions. The Senior Secured Credit Facilities will also include customary events of defaults.

The foregoing summary of certain provisions of the Debt Commitment Letter and all other provisions of the Debt Commitment Letter discussed herein are qualified by reference to the full text of the Debt Commitment Letter, a copy of which is filed as Exhibit (b)(1) to the Schedule TO and incorporated herein by reference.

10.	Background of the Offer; Past Contacts or Negotiations with Cadence.

The information set forth below regarding Cadence not involving Parent or Purchaser was provided by Cadence, and none of Parent, Purchaser or any of their affiliates or representatives takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which none of Parent, Purchaser or any of their affiliates or representatives participated.

Background of the Offer

The following is a description of material contacts between representatives of Parent or Purchaser with representatives of Cadence that resulted in the execution of the Merger Agreement. For a review of Cadence’s additional activities, please refer to Cadence’s Schedule 14D-9 that will be filed with the SEC and mailed to all Cadence stockholders.

Following its separation from Covidien on June 28, 2013, Parent’s management has regularly evaluated its business and plans and considered a variety of transactions to enhance its business, including acquisitions of other companies and businesses. As part of this process, Parent has reviewed potential acquisition candidates in the pharmaceutical industry. During the course of this review, Parent determined that Cadence’s business and assets would complement Parent’s business. On November 11, 2013, Mark Trudeau, President and Chief Executive Officer of Parent, called Theodore Schroeder, President and Chief Executive Officer of Cadence, to discuss the possibility of Parent acquiring Cadence in an all cash transaction.

On November 18, 2013, Dr. Gary Phillips, Senior Vice President and Chief Strategy Officer of Parent, and Mr. Schroeder participated in a telephone call to discuss the possibility of Parent and Cadence entering into a confidentiality agreement in order to allow Parent to begin a due diligence review of Cadence.

At a meeting of Parent’s board of directors (the “Parent Board”) in Dublin, Ireland on November 21, 2013, the Parent Board considered several potential acquisition opportunities, including Cadence. At this meeting, the Parent Board, subject to certain limitations, approved Parent’s potential acquisition of Cadence and delegated to the Audit Committee of the Parent Board (the “Parent Audit Committee”) the full authority and power of the Parent Board to take any and all actions which the Parent Board could take to authorize Parent or any of its subsidiaries to enter into and consummate such acquisition (including any related financing arrangements).

On December 6, 2013, Cadence and Parent executed a customary confidentiality agreement with respect to a possible transaction.

On December 18, 2013, management teams from Parent and Cadence participated in a meeting in which the parties further discussed the possibility of an acquisition of Cadence. On January 9, 2014, Mr. Schroeder called Mr. Trudeau to inform Mr. Trudeau that other parties might be interested in acquiring Cadence and that Cadence would want to seek the highest and best price for an acquisition.

On January 10, 2014, Mr. Trudeau and Mr. Schroeder again spoke regarding a possible transaction. During this conversation, Mr. Trudeau indicated to Mr. Schroeder that Parent was considering an all cash transaction to acquire all of the common stock of Cadence at a price representing an approximate 20% to 30% premium to Cadence’s 30-day average stock price, but wanted to proceed on an exclusive basis given the high premium that Parent would be offering. Mr. Schroeder told Mr. Trudeau that he would discuss Parent’s proposal with the Cadence Board, and Mr. Schroeder and Mr. Trudeau discussed the factors that the Cadence Board would consider in evaluating the offer including the premium above trading price, fundamental values, market premiums, speed and certainty.

On January 10, 2014, representatives of Parent discussed with representatives of Deutsche Bank Securities Inc. (“Deutsche Bank”) the possible transaction and requested that Deutsche Bank serve as financial advisor to Parent with respect to a potential Cadence transaction.

On January 14, 2014, management teams of Parent and Cadence participated in a meeting to discuss intellectual property and other commercial diligence matters.

On January 17, 2014, Mr. Trudeau and Mr. Schroeder again spoke by telephone, and during this conversation, Mr. Trudeau proposed to Mr. Schroeder that Parent acquire Cadence for $14.00 per share in cash. Following their conversation, Mr. Trudeau sent a written proposal to Mr. Schroeder that offered, based on information available to Parent as of that date, to purchase 100% of the equity interests of Cadence at a price of $14.00 per share in cash, and which letter indicated that the proposal was being made on the basis that Parent and Cadence engage in exclusive negotiations for a period of 30 days. The written proposal was accompanied by a letter from Deutsche Bank stating that it was highly confident in its ability to arrange financing for Parent with respect to the proposed acquisition.

On January 21, 2014, at the direction of Cadence, representatives of Lazard Frères & Co. LLC (“Lazard”) and Centerview Partners LLC (“Centerview”), financial advisors to Cadence, held a telephonic discussion with representatives of Deutsche Bank regarding Cadence’s reaction to Parent’s proposal. Lazard and Centerview indicated to Deutsche Bank that if Parent was willing to increase its proposed price to $15.00 per share, the Cadence Board, in order to maximize stockholder value and not risk losing Parent as a potential buyer of the business, would be inclined to proceed with Parent as a single bidder as long as other provisions of the agreement (such as the termination fee) would enhance the opportunity of other potential bidders to present offers following announcement of the transaction. Deutsche Bank requested that Lazard and Centerview give Parent time to respond before beginning to contact other potential buyers.

Later on January 21, 2014, representatives of Latham & Watkins LLP (“Latham & Watkins”), Cadence’s legal advisor, reiterated Cadence’s position on price, market-check requirements and termination fee to representatives of Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), Parent’s legal advisor.

Also on January 21, 2014, Parent was granted access to a virtual data room that contained business and financial information regarding Cadence, and Parent began conducting a detailed due diligence review of nonpublic information relating to Cadence’s business.

On January 22, 2014, Mr. Trudeau and Mr. Schroeder spoke again by telephone and Mr. Schroeder confirmed Cadence’s position as described previously by Cadence’s financial and legal advisors. Mr. Trudeau suggested during this conversation that Parent might be willing to bridge the $14.00—$15.00 price gap between the two parties by paying $14.00 per share in cash plus a contingent value right with a value of approximately $1.00 per share. Mr. Schroeder said that he would discuss the proposal with the Cadence Board and Cadence’s advisors.

On January 23, 2014, following a meeting of the Cadence Board, Mr. Schroeder called Mr. Trudeau to propose that Parent pay $14.50 in cash, plus a contingent value right with a value of approximately $0.50 per share, and that on this basis, he believed that the Cadence Board would be willing to proceed with Parent on an exclusive basis without requiring either a pre- or post-signing market check, subject to other terms being resolved favorably to Cadence, such as the size of the termination fee. Mr. Trudeau reiterated Parent’s firm position that given the very significant premium that Parent was offering, Parent would not continue negotiating with Cadence unless Cadence agreed not to conduct a pre-signing market check. Mr. Trudeau further indicated that Parent would not accept a “go-shop” in the merger agreement but would be reasonable with respect to other terms important to Cadence.

On January 24, 2014, at the direction of Cadence, representatives of Lazard and Centerview communicated Cadence’s revised proposal to representatives of Deutsche Bank, including confirmation that the contingent value right would need to have a value of approximately $0.50 per share in order for the aggregate transaction consideration to be approximately $15.00 per share.

On January 27, 2014, Wachtell Lipton and Latham & Watkins exchanged drafts of a merger agreement. The Latham & Watkins draft proposed, among other things, a more limited “match period” for Parent in response to a superior alternative proposal than Wachtell Lipton’s initial draft. The Wachtell Lipton draft proposed a Cadence termination fee equal to 3% of the equity value of the proposed transaction. In addition, the Wachtell Lipton draft proposed that Parent would not be required to consummate a transaction until completion of a “marketing period” for Parent’s debt financing and if Parent failed to obtain the proceeds of the committed debt financing for the proposed transaction, Parent would be required to pay Cadence a “reverse termination fee” equal to 4% of the equity value of the proposed transaction but Cadence could not specifically enforce Parent’s obligation to consummate the transaction.

On January 31, 2014, Latham & Watkins sent a revised draft merger agreement to Wachtell Lipton. This draft, among other things, extended the “match rights” to three business days, but did not provide for any reset mechanism. The draft also proposed a Cadence termination fee equal to 1.5% of the equity value of the proposed transaction, one-half of the size proposed in the prior Wachtell Lipton draft, included full specific performance rights for both parties (thereby rejecting Parent’s reverse termination fee construct) and deleted the “marketing period” condition to the tender offer. Representatives of Latham & Watkins communicated to representatives of Wachtell Lipton that deal certainty was of paramount importance to Cadence and therefore the Cadence Board would not agree to any conditionality in any way related to Parent’s ability to obtain the proceeds of the debt financing for the proposed transaction, irrespective of whether Parent was willing to pay a high reverse termination fee.

On February 2, 2014, Mr. Trudeau called Mr. Schroeder to discuss Parent’s initial due diligence findings and Parent’s updated valuation of Cadence. During this conversation, Mr. Trudeau indicated that in light of Parent’s initial due diligence and total share calculation, Parent was no longer prepared to pay $14.00 in cash up front and instead proposed a price equal to $13.00 per share in cash, plus a contingent value right that would potentially pay an additional $2.00 per share to Cadence’s stockholders in several years. Following this conversation, representatives of Deutsche Bank provided representatives of Lazard and Centerview with a summary of the terms of the contingent value right that Parent was prepared to offer.

During the morning of February 3, 2014, Mr. Schroeder called Mr. Trudeau to report that Cadence was willing to proceed with a transaction with Parent only if Parent would agree to pay $14.00 per share in cash, without any contingent consideration, but that in order to do so, Cadence would require a very low termination fee, in the range of 1.5% to 2.0% of the equity value of the proposed transaction and otherwise generally favorable “deal protection” provisions in the merger agreement. In addition, Mr. Schroeder stressed that the Cadence Board was unwilling to accept any financing contingencies.

Later in the day on February 3, 2014, Mr. Trudeau called Mr. Schroeder to say that Parent was prepared to proceed with the proposed transaction for $14.00 per share in cash, without any contingent consideration.

Between February 3, 2014 and February 5, 2014, representatives of Wachtell Lipton and Latham & Watkins negotiated various provisions of the draft merger agreement, including matching rights, non-solicitation provisions, termination fee provisions and provisions relating to debt financing, including the terms of a “marketing period” for Parent’s debt financing, and representatives of Latham & Watkins reiterated Cadence’s firm opposition to the reverse termination fee construct proposed by Parent and the potential delay that could be caused by a condition relating to a “marketing period.”

On February 5, 2014, Wachtell Lipton sent a revised draft merger agreement to Latham & Watkins. The draft included, among other things, a three business day “match period” that would reset for an additional three business day period each time there was a change to the superior proposal that triggered the match period. The draft also proposed a Cadence termination fee equal to 2% of the equity value of the proposed transaction. In light of Cadence’s strong opposition to a reverse termination fee structure, the draft merger agreement sent by Wachtell Lipton to Latham & Watkins eliminated the reverse termination construct and required Parent to complete the transaction subject only to the satisfaction of all closing conditions, regardless of whether Parent received the proceeds from the debt financing. However, the draft included a customary “marketing period” condition.

On February 7, 2014, Latham & Watkins sent a revised draft merger agreement to Wachtell Lipton. The draft, among other things, again reduced the termination fee to 1.5% of the equity value of the proposed transaction and deleted the unlimited extensions of the match period, and instead proposed a maximum of two extensions and that each extension period would be two business days rather than three. In addition, the Latham & Watkins draft provided that Parent must wait ten business days before commencing its tender offer and again deleted the “marketing period” condition.

From February 8, 2014 until February 10, 2014, the parties and their advisors continued to negotiate the terms of the proposed transaction, including the match rights, the timing of when Parent would be permitted to commence the Offer, any necessary “marketing period” for Parent’s debt financing, the level of efforts that Parent would be required to undertake in order to obtain the regulatory clearance to satisfy the HSR Condition and the outside date on which the parties would be able to terminate the merger agreement (which date Parent initially proposed to be four months from the execution of the merger agreement and Cadence initially proposed to be six months plus an additional three months if the HSR Condition was not satisfied). During this period, representatives of Latham & Watkins insisted that the termination fee should not be more than 1.5% of the equity value of the proposed transaction, that matching rights should be limited in number, that Parent should wait some period of time before commencing its tender offer, that Parent should be obligated to agree to significant conduct restrictions if necessary to satisfy the HSR Condition and that the outside date should be at least six months to provide sufficient time for the satisfaction of the HSR Condition. Following extensive negotiation, Parent agreed to accept Cadence’s proposal for a termination fee equal to 1.5% of the equity value of the proposed transaction, that matching rights would not be limited but the period of time to respond to a subsequent offer would be shorter than the initial match right, that Parent would not be permitted to commence the tender offer until at least five business days after the public announcement of the execution of the merger agreement and, instead of a broad “marketing period” condition, Cadence would only be required to deliver to Parent certain clearly identified financial information. The parties also agreed on an appropriate level of efforts that would be required of Parent to satisfy the HSR Condition and on a reasonable period of time between the execution of the merger agreement and the outside date (potentially up to seven months) in order to provide sufficient time in the event that satisfaction of the HSR Condition took longer than anticipated.

On February 9, 2014, the Parent Audit Committee met telephonically with representatives of Deutsche Bank, Wachtell Lipton and Parent’s management and after consideration of the proposed transaction, unanimously approved the Merger Agreement, subject to satisfactory resolution of a limited number of open items in the merger agreement, and approved the related financing transactions and other related matters.

On February 10, 2014, at a meeting of the Cadence Board, the Cadence Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Cadence and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby and declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, and (iii) resolved to recommend that the stockholders of Cadence accept the Offer and tender all of their Shares pursuant to the Offer.

Late in the evening on February 10, 2014, Cadence, Parent and Purchaser entered into the Merger Agreement, and Parent, Purchaser and certain stockholders of Cadence entered into the Support Agreement.

On the morning of February 11, 2014, Cadence and Parent issued a joint press release announcing the execution of the Merger Agreement.

On February 19, 2014, the Purchaser commenced the Offer. During the Offer, Parent and Purchaser intend to have ongoing contacts with the Company and its directors, officers and stockholders.

Past Contacts, Transactions, Negotiations and Agreements.

For more information on the Merger Agreement and the other agreements between Cadence and Purchaser and their respective related parties, see Section 8 — “Certain Information Concerning Parent and Purchaser,” Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

11.	The Merger Agreement; Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer on or before February 26, 2014, but in no event earlier than February 19, 2014. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer.” Subject to the satisfaction of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer,” the Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, accept for payment and pay for all Shares validly tendered and not validly withdrawn in the Offer as soon as practicable after the applicable Expiration Date, as it may be extended pursuant to the terms of the Merger Agreement. Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer, which shall occur on March 19, 2014 unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to herein as the “Offer Closing,” and the date and time at which the Offer Closing occurs is referred to herein as the “Acceptance Time.”

Parent and Purchaser expressly reserve the right to waive any Offer Condition, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that Cadence’s prior written approval is required for Parent and Purchaser to:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	decrease the number of Shares sought to be purchased in the Offer;

•	impose additional conditions on the Offer or amend any Offer Condition;

•	waive or amend the Minimum Condition;

•	amend any other term of the Offer in a manner that is adverse to the holders of Shares; or

•	extend the Expiration Date except as required or permitted by the Merger Agreement.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer and in which Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

•	if any Offer Condition has not been satisfied or waived, Purchaser will (and Parent will cause Purchaser to) extend the Offer for successive periods of not more than ten (10) business days each (or such longer period as Parent, Purchaser and Cadence may agree), the length of each such period to be determined by Purchaser, in order to permit the satisfaction of the Offer Conditions.

•	Purchaser will, and Parent will cause Purchaser to, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer, the Schedule TO or other required ancillary documents.

However, Purchaser is not required to extend the Offer beyond the Outside Date and will not extend the Offer beyond the Outside Date without Cadence’s consent.

Purchaser has agreed that it will terminate the Offer promptly upon any termination of the Merger Agreement (and in any event within one business day of such termination).

Board of Directors and Officers. Under the Merger Agreement, subject to applicable law, Parent, Purchaser and Cadence have agreed to take all necessary action to ensure that the Cadence Board immediately prior to the Acceptance Time remains in place until immediately prior to the Effective Time, and that the board of directors and officers of the Surviving Corporation at and immediately following the Effective Time will consist of the members of the board of directors and officers, respectively, of Purchaser immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into Cadence, and the separate existence of Purchaser will cease, and Cadence will continue as the Surviving Corporation after the Merger. The Merger will be governed by Section 251(h) of the DGCL. Accordingly, Parent, Purchaser and Cadence have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following the acceptance for payment of Shares pursuant to the Offer without a meeting of Cadence’s stockholders in accordance with Section 251(h) of the DGCL.

The certificate of incorporation and bylaws of Purchaser immediately prior to the Effective Time will be the certificate of incorporation and bylaws of the Surviving Corporation at and immediately after the Effective Time.

The obligations of Cadence, Parent and Purchaser to complete the Merger are subject to the satisfaction or waiver by each of the parties of the following conditions:

•	Purchaser must have accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer; and

•	there is no law or order, injunction or decree enacted, enforced, amended, issued, in effect or deemed applicable to the Merger, by any governmental entity that is in effect, and no governmental entity has taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Merger.

Conversion of Capital Stock at the Effective Time. Shares issued and outstanding immediately prior to the Effective Time (other than Shares held by Cadence as treasury stock or Shares held by Parent, Purchaser or any other subsidiary of Parent, which will be canceled and cease to exist without consideration or payment, and other than Shares held by a holder who exercises appraisal rights in accordance with Delaware law with respect to the Shares) will be converted at the Effective Time into the right to receive the Offer Price, without interest (the “Merger Consideration”) and subject to any withholding of taxes as required by applicable law.

Each share of Purchaser’s common stock issued and outstanding prior to the Effective Time will be converted into one fully paid share of common stock of the Surviving Corporation.

The holders of certificates or book-entry shares which immediately prior to the Effective Time represented Shares will cease to have any rights with respect to such Shares other than the right to receive, upon surrender of such certificates or book-entry shares in accordance with the procedures set forth in the Merger Agreement, the Merger Consideration, or, with respect to Shares of a holder who exercises appraisal rights in accordance with Delaware law, the rights set forth in Section 262 of the DGCL.

Treatment of Equity Awards. Pursuant to the Merger Agreement, each Option that is outstanding and unexercised immediately prior to the Effective Time will vest in full and automatically be canceled and terminated as of the

Effective Time in consideration for the right to receive a cash payment, without interest and less the amount of any tax withholding, equal to the product of (i) the total number of Shares underlying such Option multiplied by (ii) the excess, if any, of the Offer Price over the exercise price per Share of such Option. Options with an exercise price that is equal to or greater than the Offer Price will, upon the consummation of the Merger, automatically terminate and be canceled without consideration.

Each RSU that is outstanding immediately prior to the Effective Time other than a Specified RSU will fully vest and the restrictions thereon will lapse, and such RSU will be canceled and converted into the right to receive an amount in cash, without interest and less the amount of any tax withholding, equal to the product of the Offer Price multiplied by the number of Shares subject to such RSU.

Each Specified RSU will, at the Effective Time, be canceled and converted into an award (a “Converted Award”) representing the right to receive an amount in cash from the surviving corporation in the Merger equal to the product of the Offer Price multiplied by the number of Shares subject to such Specified RSU. The Converted Award will continue to vest and be settled in cash in accordance with the terms of the applicable Specified RSU award agreement, subject to accelerated vesting in the event the holder of the Converted Award is terminated in a manner giving rise to severance benefits under the severance plan or agreement applicable to the holder (as in effect on the date of grant).

Treatment of Outstanding Warrants. As soon as reasonably practicable after the date of the Merger Agreement, and in any event no later than March 4, 2014, Cadence must provide a written notice of a request (in form and substance reasonably acceptable to Parent) pursuant to Section 1.6.2 of each of the unexercised and unexpired warrants to purchase Shares under the warrant agreements entered into by Cadence and the warrant holders party thereto, such that any warrant that is not exercised will expire pursuant to its terms prior to the Effective Time.

Representations and Warranties. This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Parent, Purchaser or Cadence, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by a confidential disclosure schedule delivered by Cadence to Parent in connection with the Merger Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

In the Merger Agreement, Cadence has made representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	capitalization;

•	authority relative to the Merger Agreement;

•	required consents and approvals, and no violations of organizational documents;

•	financial statements and SEC filings;

•	disclosure controls and internal controls over financial reporting;

•	brokers’ fees and expenses;

•	the absence of undisclosed liabilities;

•	employees and employee benefit plans, including ERISA and certain related matters;

•	the absence of litigation;

•	taxes;

•	permits and licenses and compliance with laws;

•	environmental matters;

•	intellectual property;

•	real property;

•	material contracts;

•	regulatory compliance;

•	the opinion of its financial advisor;

•	insurance;

•	related party transactions;

•	state takeover statutes;

•	a third-party manufacturing facility located in Anagni, Italy, which produces OFIRMEV for the Company;

•	compliance with anti-corruption and anti-bribery laws; and

•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9.

Some of the representations and warranties in the Merger Agreement made by Cadence are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means any effect, state of facts, condition, circumstance, change, event, development or occurrence (a) that has a material adverse effect on the business, condition (financial or otherwise), assets or results of operations of the Company, or (b) that prevents or materially delays the consummation by the Company of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement. Clause (a) of the definition of “Company Material Adverse Effect” excludes the following, either alone or in combination, from constituting or being taken into account in determining whether there has been a Material Adverse Effect:

(i)	changes in general economic, credit, capital or financial markets or political conditions in the United States or Canada, including with respect to interest rates or currency exchange rates;

(ii)	any outbreak or escalation of hostilities, acts of war (whether or not declared), sabotage or terrorism;

(iii)	any hurricane, tornado, flood, volcano, earthquake or other natural disaster;

(iv)	any change after the date hereof in applicable Law or GAAP (or authoritative interpretation or enforcement thereof);

(v)	general conditions in the pharmaceutical industry;

(vi)	the failure, in and of itself, of the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics, or changes in the market price or trading volume of Shares or the credit rating of the Company (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Material Adverse Effect if not otherwise excluded);

(vii)	solely for purposes of the Material Adverse Effect Condition, certain matters set forth in the confidential disclosure letter of the Company;

(viii)	any legal proceedings made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) arising out of or related to the Merger Agreement or any of the transactions contemplated thereby;

(ix)	the execution and delivery of the Merger Agreement or the consummation of the transactions contemplated thereby, or the public announcement thereof (subject to specified exceptions);

(x)	any action taken by the Company at Parent’s express written request; and

(xi)	the identity of Parent;

except, in the cases of the foregoing clauses (i), (ii), (iii), (iv) or (v), to the extent that the Company is disproportionately adversely affected thereby as compared with other participants in the pharmaceutical industry (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect).

In the Merger Agreement, Parent and Purchaser have made representations and warranties to Cadence with respect to:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	authority relative to the Merger Agreement;

•	absence of litigation;

•	available financing;

•	broker’s fees and expenses;

•	solvency of the Surviving Corporation;

•	ownership of securities of Cadence; and

•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or the ability to consummate the transactions contemplated by the Merger Agreement.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any schedule, instrument or other document delivered pursuant to the Merger Agreement survive the Effective Time.

Conduct of Business Pending the Merger. Cadence has agreed that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, except as expressly provided by the Merger Agreement or as disclosed prior to execution of the Merger Agreement in Cadence’s confidential disclosure letter, Cadence will (i) conduct its operations according to its ordinary course of business consistent with past practice, (ii) use its commercially reasonable efforts to preserve intact its business organization and to preserve satisfactory business relationships with customers, suppliers, licensors, licensees, distributors, wholesalers, lessors and others having material business dealings with the Company and (iii) comply in all material respects with all applicable laws.

Cadence has further agreed that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, except as consented to in writing by Parent (which consent may not be unreasonably conditioned, withheld or delayed), as expressly provided for by the Merger Agreement or as disclosed prior to execution of the Merger Agreement in Cadence’s confidential disclosure letter, Cadence will not, among other things and subject to specified exceptions (including specified ordinary course exceptions):

•	issue or sell any securities of the Company, other than Shares issuable upon exercise of the options or warrants or settlement of restricted stock units, in each case outstanding on the date of the Merger Agreement and in accordance with their respective terms;

•	repurchase, redeem or otherwise acquire any securities of the Company or any options, warrants or other rights to acquire any such securities;

•	split, combine or reclassify any Company securities, or declare, set aside, make or pay any dividend or distribution on any shares of any Company securities or set a record date therefor;

•	make acquisitions or dispositions by means of a merger, consolidation, recapitalization or otherwise, of any business, assets or securities or any sale, lease, license, sublicense, encumbrance or other disposition of assets or securities of the Company or any third party;

•	adopt a plan of complete or partial liquidation, dissolution, recapitalization, restructuring or other reorganization of the Company, or merge or consolidate with any person;

•	enter into, terminate or materially amend or modify specified material contracts;

•	incur indebtedness for borrowed money, or issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company;

•	assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person;

•	make loans, advances or capital contributions to, or investments in, any other person;

•	form any subsidiary;

•	change any financial accounting methods, principles or practices;

•	make or change any material tax election, adopt or change any accounting method for tax purposes that has a material effect on taxes, extend the statute of limitations (or file any extension request) relating to material taxes, amend any material tax return or settle or compromise any material tax liability;

•	amend its certificate of incorporation or bylaws;

•	increase the compensation or benefits payable or to become payable to any of its directors, officers, employees or individual independent contractors;

•	grant to any of its directors, officers, employees or individual independent contractors any increase in severance or termination pay;

•	pay or award, or commit to pay or award, any bonuses or incentive compensation;

•	enter into any employment, consulting, severance, retention or termination agreement with any of its directors, officers, employees or individual independent contractors;

•	establish, adopt, enter into, amend or terminate any collective bargaining agreement or benefit plan;

•	take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any of its directors, officers, employees or individual independent contractors;

•	terminate the employment of certain executive officers, other than for cause;

•	hire any employee or individual independent contractor having total annual compensation in excess of $150,000;

•	incur any capital expenditure or any obligations or liabilities in respect thereof, except according to the Company’s capital expenditure budget;

•	settle any legal proceeding;

•	mortgage, pledge, hypothecate, grant an easement with respect to, or otherwise encumber or restrict the use of Company securities or assets or properties in any material respect;

•	enter into any new line of business;

•	relinquish, abandon or permit to lapse, or fail to take any action necessary to maintain, enforce and protect, any of its rights in material intellectual property;

•	fail to maintain in full force and effect insurance policies covering the Company and its properties, businesses, assets and operations in a form and amount consistent with past practice in all material respects; or

•	authorize, offer, agree or commit, in writing or otherwise, to take any of the foregoing actions.

Access to Information. From and after the date of the Merger Agreement, subject to the requirements of applicable law, Cadence has agreed to provide Parent, Purchaser and their authorized officers, employees, accountants, investment bankers, counsel and other representatives reasonable access during regular business hours to Cadence’s employees, plants, offices, warehouses and other facilities, and its books, contracts, commitments and records, as Parent may reasonably request, subject to customary exceptions and limitations. Cadence has also agreed to promptly notify and provide Parent with specified information with respect to Cadence’s intellectual property and to reasonably consult with Parent with respect to various matters relating to such intellectual property.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification and insurance rights in favor of Cadence’s current and former directors and officers, who we refer to as “indemnitees.” Specifically, Parent and Purchaser have agreed that all rights to indemnification, exculpation and advancement of expenses in favor of indemnitees as provided in Cadence’s certificate of incorporation or bylaws or under any agreement filed as an exhibit to specified SEC filings of Cadence or listed on the confidential disclosure letter provided by Cadence to Parent with respect to all matters occurring prior to or at the Effective Time will survive the Offer Closing and the Merger and will continue in full force and effect in accordance with their respective terms.

From and after the Effective Time, the Surviving Corporation has agreed to be maintained in effect for a period of six years after the Effective Time, in respect of acts or omissions occurring prior to or at the Effective Time, policies of directors’ and officers’ liability insurance covering the persons currently covered by Cadence’s existing directors’ and officers’ liability insurance policies in an amount and scope at least as favorable as the Company’s policies existing on the date hereof; however, neither Parent nor the Surviving Corporation will be required to pay an aggregate annual premium for such insurance policies in excess of 300% of the annual premium paid by Cadence for coverage for its last full fiscal year for such insurance. In lieu of the foregoing, Parent or the Surviving Corporation may purchase a six-year “tail” prepaid policy on the directors’ and officers’ liability insurance policies on terms and conditions no less favorable than the directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement (with the maximum aggregate annual premium for such insurance policies for any such year not to be in excess of the maximum aggregate annual premium contemplated by the preceding sentence).

Reasonable Best Efforts. Each of Cadence, Parent and Purchaser has agreed to use their respective reasonable best efforts to cause the Offer and the Merger and the other transactions contemplated by the Merger Agreement to be consummated as promptly as reasonably practicable. Each of the Company, Parent and Purchaser agreed to file within five business days of the Merger Agreement any required submissions under the HSR Act, and use its reasonable best efforts (i) to furnish information required in connection with such submissions under the HSR Act, (ii) to obtain early termination of the waiting period under the HSR Act, (iii) to keep the other parties reasonably informed with respect to the status of any such submissions under the HSR Act and (iv) to obtain all necessary actions or non-actions, waivers, consents, clearances and approvals from any governmental entity. In addition, the Company, Parent and Purchaser have agreed to cooperate with one another in promptly determining whether any filings are required to be or should be made or any consents, approvals or waivers are required to be or should be obtained from other parties to loan agreements or other contracts or instruments that the Company is a party to or related to the Company’s business in connection with the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement and in promptly making any such filings, furnishing information required in connection therewith and seeking to timely obtain any such consents, permits, approvals or waivers.

The Company, Parent and Purchaser have also agreed to: (i) promptly notify the other parties of any communication from a governmental entity and permit the others to review and discuss in advance (and to consider in good faith any comments made by the others in relation to) any proposed written communication to a governmental entity and (ii) keep the others reasonably informed of any developments, requests for meetings or discussions with any governmental entity in respect of any filings, investigation or inquiry concerning the Offer or the Merger. The Company, Parent and Purchaser also agreed not to participate in any meeting or discussion, either in person or by telephone, with any governmental entity in connection with the proposed transaction unless it consults with the other party in advance and, to the extent not prohibited by such governmental entity or by Law, gives the other party the opportunity to attend and participate where appropriate and advisable under the circumstances.

Notwithstanding anything to the contrary contained in the Merger Agreement, the parties agreed that nothing in the Merger Agreement will require Parent, Purchaser or the Company or any of Parent’s subsidiaries, in order to obtain any required approval from any governmental entity or any third party, to: (i) sell, lease, license, transfer, dispose of, divest or otherwise encumber, or hold separate pending any such action, or (ii) propose, negotiate or offer to effect, or consent or commit to, any such sale, leasing, licensing, transfer, disposal, or divestiture, or holding separate, before or after the Acceptance Time or the Effective Time, of any assets, licenses, operations, rights, product lines, businesses or interests therein of Parent, the Company, the Surviving Corporation or any of Parent’s subsidiaries. However, Parent and Purchaser will be required to agree or consent to conduct of business restrictions with respect to their operations or businesses as may be required in order to obtain any required approval from any governmental entity or any third party, to the extent that such conduct of business restrictions would not reasonably be expected, individually or in the aggregate, to have an adverse effect on the business, condition (financial or otherwise), assets or results of operations of Parent or any of its subsidiaries or the Company, which, if measured relative to Parent’s active pharmaceutical ingredients business, would constitute a material adverse effect on such business, regardless of whether such restrictions would be imposed on Parent or any of its subsidiaries or the Company.

In the event that any litigation or other administrative or judicial action is commenced challenging any of the transactions contemplated by the Merger Agreement and such litigation, action or proceeding seeks to prevent, impede or delay the consummation of the Offer or the Merger or any other transaction contemplated by the Merger Agreement, each of the Company, Parent and Purchaser have agreed to cooperate with each other and use its respective reasonable best efforts to contest and resist any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order that may result from such litigation, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the Merger Agreement. The Company has also agreed to cooperate fully with Parent in connection with, and has agreed to consult with and permit Parent and its representatives to participate in, the defense of any such litigation, action or proceeding. The Company is not permitted to settle or enter into any negotiations or settlement of any such litigation, action or proceeding without the prior written consent of Parent (which consent will not be unreasonably conditioned, withheld or delayed).

Employee Matters. Parent has agreed that, for a period of at least 12 months following the Effective Time, it will, or it will cause the Surviving Corporation to, (i) provide each employee of the Company who continues as of the Effective Time to be employed by Parent, the Surviving Corporation or any subsidiary of Parent (each, a “Cadence Employee”) with at least the same level of base salary or hourly wage rate, as the case may be, and incentive compensation targets (excluding equity compensation) that were provided to the Cadence Employee immediately prior to the Effective Time and (ii) provide the Cadence Employee with other compensation and employee benefits (excluding equity compensation) that are no less favorable in the aggregate than those provided to the Cadence Employee immediately prior to the Effective Time.

Cadence Employees will receive service credit for purposes of eligibility, vesting and benefit accrual (solely for purposes of determining accrual of vacation and paid time off) under Parent employee benefit plans that provide benefits to the Cadence Employee following the Effective Time to the same extent as the Cadence Employee was entitled to credit for such service under a similar Cadence employee benefit plan prior to the Effective Time. The Merger Agreement also requires Parent to use commercially reasonable efforts to:

•	cause Cadence Employees to be immediately eligible to participate in Parent employee benefit plans to the extent coverage under such a plan replaces coverage under a comparable Cadence employee benefit plan in which the Cadence Employee participated immediately prior to the Effective Time;

•	cause all pre-existing condition limitations, exclusions, waiting periods and actively-at-work requirements of Parent employee benefit plans providing medical, dental, pharmaceutical and/or vision benefits to be waived for Cadence Employees and their covered dependents to the extent such pre-existing condition limitations, exclusions, waiting periods or actively-at-work requirements were waived or satisfied under a comparable Cadence employee benefit plan; and

•	recognize, or cause to be recognized, any eligible expenses incurred by Cadence Employees and their covered dependents under a Cadence employee benefit plan during the portion of the plan year prior to the Effective Time to be taken into account under Parent employee benefit plans providing medical, dental, pharmaceutical and/or vision benefits for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to the Cadence Employees and their covered dependents for the applicable plan year, as if such amounts had been paid in accordance with the applicable Parent employee benefit plan.

Financing. In the Merger Agreement, Parent has agreed to use its reasonable best efforts to obtain the proceeds of the Debt Financing on the terms and conditions described in the Debt Commitment Letter and the fee letter referred to in the Commitment Letter (the “Fee Letter”), including using reasonable best efforts to: (i) maintain in effect and enforce the Debt Commitment Letter and Fee Letter, (ii) negotiate, execute and deliver definitive agreements with respect to the Debt Financing consistent with the terms and conditions contained therein, (iii) satisfy (or, if deemed advisable by Parent, obtain the waiver of) all conditions in the Debt Commitment Letter, Fee Letter and definitive agreements and comply with its obligations thereunder, and (iv) draw a sufficient amount of the Debt Financing to enable Parent to consummate the Offer and the Merger, in the event that all Offer Conditions and conditions to the Merger are satisfied or waived.

Parent is not permitted to, without the prior written consent of the Company, subject to certain exceptions, permit any amendment or modification to, or any waiver of any provision under, or voluntarily replace the Debt Commitment Letter or Fee Letter if such amendment, modification, or waiver or voluntary replacement (w) adds new (or adversely modifies any existing) conditions to the consummation of the Debt Financing as compared to those in the Debt Commitment Letter and Fee Letter as in effect on the date of the Merger Agreement, (x) adversely affects the ability of Parent to enforce its rights against other parties to the Debt Commitment Letter, Fee Letter or the definitive agreements as so amended, replaced, supplemented or otherwise modified, relative to the ability of Parent to enforce its rights against such other parties to the Debt Commitment Letter and Fee Letter as in effect on the date of the Merger Agreement or in the definitive agreements, (y) reduces the aggregate amount of the Debt Financing, or (z) would otherwise reasonably be expected to prevent or materially delay the consummation of the Merger and the other transactions contemplated by the Merger Agreement.

If the Debt Commitment Letter or Fee Letter (or any definitive agreements relating thereto) expires or is terminated prior to the closing of the Merger, in whole or in part, for any reason (other than a breach by the Company of the Merger Agreement which prevents or renders impracticable the consummation of the Debt Financing), Parent will (i) use its reasonable best efforts to obtain alternative debt financing (in an amount sufficient, when taken together with available cash on hand, and any then-available debt financing pursuant to any then-existing debt commitment letter, to consummate the transactions contemplated by the Merger Agreement and to pay related fees and expenses earned, due and payable as of the date of the Merger closing) on terms not less favorable in the aggregate to Parent than those contained in the Debt Commitment Letter and the Fee Letter that the alternative financing would replace from the same or other sources and which do not include any incremental conditionality to the consummation of such alternative debt financing that are more onerous to

Parent or the Company (in the aggregate) than the conditions set forth in the Debt Commitment Letter in effect as of the date of the Merger Agreement and (ii) promptly notify the Company of such unavailability and the reason therefor.

Financing Cooperation. Prior to the Acceptance Time, the Company has agreed to, and has agreed to use reasonable best efforts to cause its officers, employees, consultants and advisors, including legal and accounting advisors to, provide to Parent such cooperation as may be reasonably requested by Parent in connection with obtaining the Debt Financing.

The Company has also agreed to use reasonable best efforts to deliver to Parent and Purchaser at least three business days’ prior to the Acceptance Time, but in no event later than two business days before the Acceptance Time, a payoff letter with respect to the Cadence Existing Loan Agreement. At or prior to the Effective Time (but subject to the Effective Time occurring), the Company will pay off all amounts outstanding (including related fees and expenses) under the Cadence Existing Loan Agreement (up to the extent of cash available to the Company at such time).

Security Holder Litigation. In the event that any litigation related to the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement is brought by any stockholder or other holder of any Company securities (whether directly or on behalf of the Company or otherwise) against the Company and/or its directors or officers, the Company is required to promptly notify Parent of such litigation and to keep Parent reasonably informed with respect to the status thereof. The Company has agreed to give Parent the opportunity to participate in the defense of any such litigation, and the Company has agreed to give due consideration to Parent’s advice with respect to such litigation. The Company has agreed not settle or enter into any negotiations or settlement of any such litigation without the prior written consent of Parent (which consent will not be unreasonably conditioned, withheld or delayed).

No Solicitation. Cadence agreed to immediately upon execution of the Merger Agreement cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons that may have been ongoing as of the execution of the Merger Agreement with respect to a Takeover Proposal (as defined below) or potential Takeover Proposal and, except as described below, until the earlier of the Effective Time or the valid termination of the Merger Agreement, Cadence agreed not to, and to cause its directors, officers and employees not to and to direct and use its reasonable best efforts to cause its other representatives not to, directly or indirectly:

(i)	solicit, initiate, knowingly facilitate or knowingly encourage the submission or announcement of any inquiries, proposals or offers that constitute or would reasonably be expected to lead to any Takeover Proposal;

(ii)	provide any non-public information concerning the Company or engage in any discussions with any person who has made or would reasonably be expected to make any Takeover Proposal, or engage in any discussions or negotiations with respect to any Takeover Proposal;

(iii)	approve, support, adopt, endorse or recommend any Takeover Proposal;

(iv)	take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a third party becoming an “interested stockholder” under, Section 203 of the DGCL) inapplicable to any person other than Parent and its affiliates or to any transactions constituting or contemplated by a Takeover Proposal;

(v)	otherwise cooperate with or assist or participate in any such inquiries, proposals, offers, discussions or negotiations; or

(vi)	resolve or agree to do any of the foregoing.

Cadence agreed to promptly instruct upon execution of the Merger Agreement each person that has executed a confidentiality agreement (other than the existing confidentiality agreement between Cadence and Parent)

relating to a Takeover Proposal or potential Takeover Proposal promptly to return to Cadence or destroy all non-public documents and materials relating to the Takeover Proposal or to Cadence or its businesses, operations or affairs furnished by Cadence or any of its representatives to such person or any of its representatives. Cadence has further agreed to enforce, and not waive, terminate or modify without Parent’s prior written consent, any standstill or similar provision in any confidentiality, standstill or other agreement with any such person, except that such standstills may be waived (i) to the extent necessary to permit a person to make, on a confidential basis to the Cadence Board, a Takeover Proposal, conditioned upon such person agreeing to disclosure of such Takeover Proposal to Parent, as contemplated by the Merger Agreement and (ii) only if the Cadence Board determines in good faith (after consultation with its outside legal counsel) that the failure of the Cadence Board to take such action would be reasonably likely to be inconsistent with the exercise of its fiduciary duties under applicable Law).

Notwithstanding the above limitations, the Company and its representatives may in any event (i) seek to clarify and understand the terms and conditions of any inquiry or proposal made by a person solely to determine whether such inquiry or proposal constitutes or could reasonably be expected to lead to a Superior Proposal (as defined below) and (ii) inform a person that has made or, to the knowledge of the Company, is considering making a Takeover Proposal of the non-solicitation provisions of the Merger Agreement.

Also, notwithstanding the above limitations, if Cadence receives prior to the Acceptance Time a bona fide written Takeover Proposal that did not result from a material breach of the non-solicitation provisions of the Merger Agreement which the Cadence Board determines in good faith after consultation with Cadence’s outside legal and financial advisors constitutes or could reasonably be expected to result in a Superior Proposal and that the failure to take such action (as described below) would be reasonably likely to constitute a breach of its fiduciary duties under applicable law, Cadence may take the following actions:

(x)	furnish information to the third party making such Takeover Proposal pursuant to an Acceptable Confidentiality Agreement (as defined below) (provided, that substantially concurrently Cadence makes available any nonpublic information to Parent to the extent such information was not previously made available to Parent and that Cadence takes reasonable steps to safeguard any commercially sensitive non-public information) and

(y)	engage in discussions or negotiations with the third party regarding such Takeover Proposal.

In the case of each of clauses (x) and (y) above, prior to so furnishing such information, Cadence must receive from the third party an executed confidentiality and standstill agreement with terms no less favorable to Cadence in any respect than the confidentiality agreement between Cadence and Parent (an “Acceptable Confidentiality Agreement”). In addition, prior to or concurrently with Cadence taking such actions as described in clauses (x) and (y) above, Cadence is required to provide written notice to Parent of the required determination of the Cadence Board as described above, together with the identity of the person or group making such Takeover Proposal.

Cadence is required to notify Parent promptly (but in any event within 24 hours) of the receipt of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to any Takeover Proposal, or any initial request for non-public information concerning the Company from any person who has made or would reasonably be expected to make any Takeover Proposal, or any initial request for discussions or negotiations related to any Takeover Proposal, and provide to Parent the material terms and conditions thereof and the nature of such request, and thereafter keep Parent reasonably informed on a prompt and timely basis of the status and material details of discussions with respect thereto, including any material changes to the terms thereof. Cadence is required to promptly (and, in any event, within 24 hours) provide Parent with copies of all written requests, proposals or offers, including proposed agreements, and oral summaries of any oral requests, proposals or offers, received by Cadence or that Cadence delivers to any person making a Takeover Proposal.

“Takeover Proposal” means any proposal or offer from any person or group providing for:

•	any direct or indirect acquisition, purchase or license, in a single transaction or a series of related transactions, of (i) 20% or more of the assets of Cadence, or (ii) Shares or any other Cadence securities, which together with any other Cadence securities beneficially owned by such person or group, would represent 20% or more of the outstanding Shares;

•	any tender offer or exchange offer that, if consummated, would result in any person or group owning, directly or indirectly, 20% or more of the outstanding Shares;

•	any merger, consolidation, business combination, share exchange or similar transaction involving the Company pursuant to which any person or group (or the shareholders of any person) would own, directly or indirectly, 20% or more of the aggregate voting power of Cadence or of the surviving entity in a merger or the resulting direct or indirect parent of Cadence or such surviving entity or 20% or more of the assets of Cadence; or

•	any reorganization, recapitalization, extraordinary dividend, liquidation, dissolution or any other similar transaction involving Cadence.

“Superior Proposal” means any bona fide written Takeover Proposal received after the date of the Merger Agreement that, if consummated, would result in a person or group owning, directly or indirectly, more than 50% of the outstanding Shares or more than 50% of the assets of Cadence, in either case which the Cadence Board determines in good faith (after consultation with its financial advisor and outside legal counsel) (i) is reasonably likely to be consummated in accordance with its terms and (ii) if consummated, would be more favorable to the stockholders of Cadence from a financial point of view than the Offer and the Merger, in each case taking into account the consideration, terms, conditions, timing, financing terms and all financial, legal, regulatory and other aspects of such Takeover Proposal (including the person or group making the Takeover Proposal) and of the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Parent pursuant to the terms thereof).

Nothing in the Merger Agreement will prohibit Cadence or the Cadence Board from taking and disclosing to Cadence’s stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act if, in the judgment of the Cadence Board (after consultation with outside legal counsel), failure to do so would be reasonably likely to be inconsistent with the exercise of its fiduciary duties under applicable law, or otherwise violate its obligations under applicable law. However, Cadence will not be permitted to effect an Adverse Recommendation Change (as defined below) without complying with its obligations described in “— Changes of Recommendation” below.

Changes of Recommendation. As described above, and subject to the provisions described below, the Cadence Board has determined to recommend that the stockholders of Cadence accept the Offer and tender their Shares to Purchaser in the Offer. The foregoing recommendation is referred to herein as the “Cadence Board recommendation.” The Cadence Board also agreed to include the Cadence Board recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Parent to refer to such recommendation in this Offer to Purchase and documents related to the Offer.

Except as described below, neither the Cadence Board nor any committee thereof may:

(i)	withdraw or rescind (or modify or qualify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw or rescind (or modify or qualify in a manner adverse to Parent or Purchaser), the Cadence Board recommendation or the findings or conclusions of the Cadence Board referred to in the Merger Agreement;

(ii)	approve or recommend the adoption of, or publicly propose to approve, declare the advisability of or recommend the adoption of, any Takeover Proposal;

(iii)	cause or permit Cadence to execute or enter into, any agreement related to any Takeover Proposal or requiring Cadence to abandon, terminate, delay or fail to consummate the transactions contemplated by the Merger Agreement, except for any Acceptable Confidentiality Agreement;

(iv)	publicly propose or announce an intention to take any of the foregoing actions;

(v)	following the date any Takeover Proposal or any material modification thereto is first made public or sent or given to the stockholders of the Company, fail to issue a press release stating that the Cadence Board recommendation has not changed within three business days following Parent’s written request to do so (which request may only be made once with respect to any such Takeover Proposal and each material modification thereto); or

(vi)	fail to include the Cadence Board recommendation in the Schedule 14D-9 when disseminated to the Company’s stockholders (any action described in the foregoing paragraphs (i) through (vi) is referred to as an “Adverse Recommendation Change”).

However, at any time prior to the Acceptance Time, the Cadence Board may, subject to compliance with other provisions summarized under “—No Solicitation” and “—Changes of Recommendation” above, effect an Adverse Recommendation Change (1) in response to a Superior Proposal or (2) in response to an Intervening Event (as defined below). However, such action may only be taken if:

(i)	the Cadence Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be reasonably likely to constitute a breach of its fiduciary duties under applicable law;

(ii)	in the case of a Superior Proposal, the Cadence Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that the applicable Takeover Proposal constitutes a Superior Proposal and that it intends to accept or recommend such Superior Proposal;

(iii)	Cadence has provided prior written notice to Parent, at least three business days prior to taking the applicable action referred to above of its intent to take such action and specifying the reasons therefor (a “Notice of Intended Recommendation Change”); and

(iv)	Cadence has complied with the following additional covenants:

•	if such Adverse Recommendation Change is being made with respect to a Superior Proposal:

•	if desired by Parent, after providing any such Notice of Intended Recommendation Change, Cadence is required to, and is required to cause its directors, officers and employees to and is required to direct and use its reasonable best efforts to cause its other representatives to, negotiate with Parent in good faith during any such three business day period regarding any proposal by Parent to amend the terms and conditions of the Merger Agreement and the other agreements contemplated thereby and at the end of such three business day period (as it may be extended pursuant to the following proviso) the Cadence Board again makes the determinations described in paragraphs (i) and (ii) above with respect to such Superior Proposal; and

•	in the event that there is any material amendment to the terms of any such Superior Proposal (including any revision in the amount, form or mix of consideration Cadence’s stockholders would receive as a result of the Superior Proposal), Cadence is required to notify Parent of such material revision and the negotiating period referred to above will be extended until at least two business days after the time Cadence provides such notification to Parent of any such material revision and the Cadence Board will not be allowed to make an Adverse Recommendation Change prior to the end of any such period as so extended; and

•	if such Adverse Recommendation Change is being made with respect to an Intervening Event:

•	it must be made as a result of an event, fact, development or occurrence that materially affects the business, assets or operations of Cadence (other than any event or circumstance resulting from a material breach of the Merger Agreement by Cadence) that was not known to the Cadence Board as of the date of the Merger Agreement and becomes known to the Cadence Board after such date and prior to the Acceptance Time (an “Intervening Event”). However, the receipt, existence or terms of a Takeover Proposal or any matter relating thereto or consequence thereof will not constitute an Intervening Event; and

•	during any such three business day period, if desired by Parent, Cadence is required to, and is required to cause its directors, officers and employees to and direct and use its reasonable best efforts to cause its other representatives to, negotiate with Parent in good faith during any such three business day period regarding any proposal by Parent to amend the terms and conditions of the Merger Agreement and the other agreements contemplated thereby and at the end of such three business day period the Cadence Board again makes the determinations described above with respect to such Intervening Event.

Termination. The Merger Agreement may be terminated as follows:

•	by mutual written consent of Parent and Cadence;

•	by either Cadence or Parent, if prior to the Acceptance Time any court of competent jurisdiction or other governmental entity has issued an order, injunction or decree, or taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Offer or the Merger and such order, injunction, decree or other action that has become final and non-appealable; provided, that the party seeking to exercise this termination right must comply with its obligations to contest, appeal and remove such order, injunction, decree or action, and that this termination right is not available to any party whose failure to perform in any material respect any covenants and agreements of such party under the Merger Agreement has primarily caused such order, injunction, decree or action;

•	by either Cadence or Parent, if the Acceptance Time has not occurred on or before June 10, 2014 (such date, as it may be extended pursuant to the Merger Agreement, the “Outside Date”); provided, however, that (i) this termination right will not be available to any party whose failure to fulfill in any material respect any covenants and agreements of such party under the Merger Agreement has resulted in the failure of the Acceptance Time to occur on or before the Outside Date; and provided, further, that in the event that the Acceptance Time would have occurred by the Outside Date but for the failure to satisfy the HSR Condition, then (A) Cadence or Parent may extend the Outside Date to a date no later than August 10, 2014, and (B) Cadence and Parent may, by mutual agreement, further extend the Outside Date to a date no later than September 10, 2014; provided that both parties agree to act reasonably in making such mutual determination to extend, provided it is reasonably likely that the HSR Condition will be satisfied by September 10, 2014 (an “Outside Date Termination”);

•	by Parent, at any time prior to the Acceptance Time, if there has been any breach of or inaccuracy in any of Cadence’s representations or warranties or Cadence has failed to perform any of its covenants or agreements set forth in the Merger Agreement, which inaccuracy, breach or failure to perform (i) would give rise to the failure of certain Offer Conditions relating to Cadence’s representations, warranties and covenants, and (ii) (A) is not capable of being cured prior to the Outside Date or (B) is not cured within twenty business days following Parent’s delivery of written notice to Cadence of such breach or failure to perform; provided that Parent cannot exercise this termination right if Parent or Purchaser is then in material breach of any of its representations, warranties, covenants or agreements such that the Cadence has the right to terminate the Merger Agreement pursuant to the next paragraph (a “Cadence Breach Termination”);

•

by Cadence, at any time prior to the Acceptance Time, if there has been any breach or inaccuracy in any of Parent’s or Purchaser’s representations or warranties or Parent or Purchaser has failed to perform any of its covenants or agreements set forth in the Merger Agreement, which inaccuracy, breach or failure to perform (i) would reasonably be expected to, individually or in the aggregate, prevent or materially delay the ability of Parent or Purchaser to consummate the transactions contemplated by the Merger Agreement (including the Offer and the Merger, and (ii) (A) is not capable of being cured prior to the Outside Date or (B) is not cured within twenty business days following Cadence’s delivery of written notice to Parent of such breach or failure to perform; provided that Cadence cannot exercise this termination right if Cadence is then in material breach of any of its representations, warranties, covenants or agreements such that Parent has the right to terminate this Agreement pursuant to the foregoing paragraph (a “Parent Breach Termination”);

•	by Parent, at any time prior to the Acceptance Time, in the event that any of the following has occurred: (i) an Adverse Recommendation Change; (ii) a tender or exchange offer relating to securities of Cadence has been commenced and Cadence has not publicly announced, within five business days after the commencement of such tender or exchange offer, that Cadence recommends rejection of such tender or exchange offer; or (iii) a material breach of the non-solicitation provisions of the Merger Agreement (an “Adverse Recommendation/Breach Termination”);

•	by Cadence, at any time prior to the Acceptance Time, if the Cadence Board is permitted to make an Adverse Recommendation Change in response to a Superior Proposal in accordance with the terms of the Merger Agreement, in order to enter into an Acquisition Agreement providing for such Superior Proposal immediately following or concurrently with such termination; provided, however, that concurrent payment of the Cadence Termination Fee (described below) is a condition to the right of Cadence to exercise this termination right (a “Superior Proposal Termination”); or

•	by Cadence, if Purchaser has failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the time period specified in the Merger Agreement.

Effect of Termination. If the Merger Agreement is terminated, the Merger Agreement will become void and of no effect without liability on the part of any party (or any directors, officers, stockholders, employees, agents, consultants or representatives or any lender or other provider of Debt Financing to Parent) to the other party, except that (i) certain specified provisions of the Merger Agreement will survive, including those described in “— Cadence Termination Fee” below, and (ii) nothing in the Merger Agreement (including the payment of the Cadence Termination Fee) will relieve any party of liability for fraud or any “willful breach” of any representations, warranties, covenants or agreements set forth in the Merger Agreement prior to such termination. Willful breach is defined in the Merger Agreement to mean an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of the Merger Agreement.

Cadence Termination Fee. Cadence has agreed to pay Parent a termination fee of $20,200,000 in cash (the “Cadence Termination Fee”) if:

•	(i) after the date of the Merger Agreement, a Takeover Proposal shall have become publicly known, (ii) thereafter, the Merger Agreement is terminated (A) by Parent or Cadence pursuant to an Outside Date Termination, or (B) by Parent pursuant to a Cadence Breach Termination, and (iii) within nine months of such termination, the Cadence Board approves or recommends any Takeover Proposal (regardless of when made), Cadence or any of its subsidiaries enters into any acquisition agreement, merger agreement or other definitive agreement that provides for any Takeover Proposal, or any Takeover Proposal is consummated. However, for purposes of determining if the Cadence Termination Fee is payable, the term “Takeover Proposal” has the meaning described in “— No Solicitation” above, except that all references to “20%” are deemed to be references to “50%”;

•	if this Agreement is terminated by Parent pursuant to an Adverse Recommendation/Breach Termination; or

•	if this Agreement is terminated by Cadence pursuant to a Superior Proposal Termination.

In the event Parent receives the Cadence Termination Fee, such receipt will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent or any of its affiliates in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, and neither Parent nor any of its affiliates will be entitled to bring or maintain any other legal proceeding against the Company or any of its affiliates arising out of the Merger Agreement, any of the transactions contemplated by the Merger Agreement or any matters forming the basis for such termination, subject to the provisions regarding fraud and “willful breach” described in “— Effect of Termination” above. In no event will Cadence be required to pay the Cadence Termination Fee on more than one occasion.

Specific Performance. The parties have agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties further agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in addition to any other remedy to which they are entitled at law or in equity.

Expenses. All costs and expenses incurred by the parties in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such costs and expenses, except that Parent has agreed to reimburse Cadence for all reasonable and documented out-of-pocket costs and expenses incurred by Cadence and its representatives in connection with their respective obligations pursuant to the Debt Financing cooperation provisions contained in the Merger Agreement.

Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions of the Offer.”

Support Agreement

In connection with entering into the Merger Agreement, Parent and Purchaser entered into a Tender and Support Agreement with certain funds affiliated with Domain Associates, James C. Blair, Cam L. Garner, William R. LaRue and certain other entities affiliated with the foregoing (each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”), all of which collectively own approximately 13% of the outstanding Shares after taking into account the net exercise of all warrants beneficially owned by such stockholders.

Pursuant to the Support Agreement, each Stockholder has agreed to tender in the Offer all Shares (including any and all Shares acquired by such Stockholder upon the exercise of warrants or options to purchase Shares after the date of the Support Agreement) beneficially owned by such Stockholder. In addition, the Stockholders have agreed that, during the time the Support Agreement is in effect, at any meeting of Cadence stockholders, or any adjournment or postponement thereof, such Stockholder will be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its Shares:

•	against any action or agreement that would reasonably be expected to (a) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Cadence contained in the Merger Agreement, or of any Stockholder contained in the Support Agreement or (b) result in any of the Offer Conditions not being satisfied on or before the Outside Date;

•	against any change in the Cadence Board; and

•	against any Takeover Proposal and against any other action, agreement or transaction involving Cadence that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement.

Each Stockholder also granted Parent an irrevocable proxy with respect to the foregoing.

Each of Domain Partners VII, L.P. and DP VII Associates, L.P. agreed to exercise in full by February 14, 2014 all warrants to purchase Shares beneficially owned by it.

The Stockholders further agreed to certain restrictions with respect to their Shares (and any outstanding options or warrants to purchase Shares), including restrictions on transfer, and agreed to comply with specified non-solicitation provisions.

The Support Agreement will terminate with respect to a particular Stockholder upon the earlier to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the entry without the prior written consent of such Stockholder into any amendment or modification to the Merger Agreement or any waiver of any of Cadence’s rights under the Merger Agreement, in each case, that results in a decrease in the Offer Price or (d) the mutual written consent of Parent and such Stockholder.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement which is filed as Exhibit (d)(2) of the Schedule TO.

Confidentiality Agreement

On December 6, 2013, Cadence and Parent entered into a customary confidentiality agreement in connection with a possible transaction involving Cadence. Under the Confidentiality Agreement, Parent agreed, subject to certain exceptions, to keep confidential any confidential information concerning Cadence furnished by Cadence to Parent or its representatives.

12.	Purpose of the Offer; Plans for Cadence.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Cadence. The Offer, as the first step in the acquisition of Cadence, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in Cadence or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Cadence. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Cadence.

Merger Without a Stockholder Vote. If the Offer is consummated, we will not seek the approval of the remaining public stockholders of Cadence before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will effect the closing of the Merger without a vote of the stockholders of Cadence in accordance with Section 251(h) of the DGCL.

Plans for Cadence. If we accept Shares for payment pursuant to the Offer, we will obtain control over the management of Cadence and the Cadence Board shortly thereafter. Parent and Purchaser are conducting a detailed review of Cadence and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Parent and Purchaser will continue to evaluate the business and operations of Cadence during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of Cadence’s business, operations, capitalization and management with a view to optimizing development of Cadence’s potential in conjunction with Cadence’s and Parent’s existing businesses. We expect that all aspects of Cadence’s business will be fully integrated into Parent. However, plans may change based on further analysis including changes in Cadence’s business, corporate structure, charter, bylaws, capitalization, board of directors and management.

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12 — “Purpose of the Offer, Plans for Cadence,” and Section 13 — “Certain Effects of the Offer,” Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Cadence (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Cadence, (iii) any material change in Cadence’s capitalization or dividend policy, (iv) any other material change in Cadence’s corporate structure or business, (v) changes to the management of Cadence or the Cadence Board, (vi) a class of securities of Cadence being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Cadence being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

To the best knowledge of Purchaser and Parent, except for certain pre-existing agreements to be described in the Schedule 14D-9, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Cadence, on the one hand, and Parent, Purchaser or Cadence, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Cadence entering into any such agreement, arrangement or understanding.

It is possible that certain members of Cadence’s current management team will enter into new employment arrangements with Cadence after the completion of the Offer and the Merger. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until the time the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

The board of directors and officers of the Surviving Corporation at and immediately following the Effective Time will consist of the members of the board of directors and officers, respectively, of Purchaser immediately prior to the Effective Time.

The certificate of incorporation and bylaws of Purchaser immediately prior to the Effective Time will be the certificate of incorporation and bylaws of the Surviving Corporation at and immediately after the Effective Time, except that the name of the Surviving Corporation will be “Cadence Pharmaceuticals, Inc.”

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as promptly as practicable following the Offer Closing.

Stock Quotation. The Shares are currently listed on NASDAQ. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the Offer Closing), the Shares will no longer meet the requirements for continued listing on NASDAQ because the only stockholder will be Purchaser. NASDAQ requires, among other things, that any listed shares of common stock have at least 400 total stockholders. Immediately following the consummation of the Merger, we intend and will cause Cadence to delist the Shares from NASDAQ.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the

Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Cadence to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Cadence to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Cadence, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Cadence and persons holding “restricted securities” of Cadence to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause Cadence to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Cadence will not declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of any Cadence securities (including the Shares) or set a record date therefor.

15.	Conditions of the Offer.

Notwithstanding any other provisions of the Offer and in addition to Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law, neither Parent nor Purchaser is required to accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) under the Exchange Act, pay for any Shares validly tendered and not validly withdrawn, if:

(a) there have not been validly tendered and not validly withdrawn that number of Shares that, when added to the Shares then owned by Parent and its subsidiaries, would represent one Share more than one half of all Shares then outstanding;

(b) any waiting period (and any extension thereof) applicable to the Offer under the HSR Act has not terminated or expired prior to the Expiration Date; or

(c) any of the following events exist:

(i)	any law or order, injunction or decree has been enacted, enforced, amended, issued, in effect or deemed applicable to the Offer, by any governmental entity (other than the application of the waiting period provisions of the HSR Act to the Offer) that is in effect, or any governmental entity has taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Offer or the Merger;

(ii)	Cadence and Parent have reached an agreement that the Offer or the Merger Agreement be terminated, or the Merger Agreement has been terminated in accordance with its terms;

(iii)	(A) any of the representations and warranties of Cadence set forth in Sections 4.01 (other than the second sentence thereof), 4.03 or 4.06(a) of the Merger Agreement (relating to organization and qualification, authority to enter into the Merger Agreement, the actions of the Cadence Board, and the absence of certain changes) are not true and correct in all respects as of the date of the Merger Agreement and as of the Expiration Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (B) any of the representations and warranties of Cadence set forth in Section 4.02 of the Merger Agreement (relating to capitalization) are not true and correct in all respects as of the date of the Merger Agreement and as of the Expiration Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure to be so true and correct has not resulted and would not reasonably be expected to result in additional cost to Cadence, Parent and their affiliates, individually or in the aggregate, of more than $1.5 million, (C) any of the representations and warranties of Cadence set forth in Sections 4.08, 4.21, 4.22 or 4.23 of the Merger Agreement (relating to brokers and certain expenses, the opinion of Cadence’s financial advisors, the inapplicability of certain state takeover statutes, and Rule 14d-10 matters) are not true and correct in all material respects as of the date of the Agreement and as of the Expiration Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) or (D) any representations and warranties of Cadence set forth in the Merger Agreement (other than those listed in the preceding clauses (c)(iii)(A), (c)(iii)(B) and (c)(iii)(C)) are not true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” “materially” or words of similar import set forth therein) as of the date of the Merger Agreement and as of the Expiration Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (c)(iii)(D), where the failure of any such representations and warranties to be so true and correct has not had and would not be reasonably expected to result in, individually or in the aggregate, a Material Adverse Effect;

(iv)	Cadence has failed to perform or comply with in any material respect any obligation, agreement or covenant required to be performed or complied with by it under the Merger Agreement on or prior to the Expiration Date;

(v)	since the date of the Merger Agreement, there has occurred any change, state of facts, condition, event, circumstance, effect, occurrence or development that has had or would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect;

(vi)	Cadence has not furnished to Parent (A) audited consolidated balance sheets and related statements of income and cash flows of Cadence for the Company’s fiscal year 2013, 2012 and 2011, (B) if the Acceptance Time has not occurred by May 10, 2014, unaudited consolidated balance sheets and related statements of income and cash flows of Cadence for its first fiscal quarter of fiscal year 2014 and (C) if the Acceptance Time has not occurred by August 9, 2014, unaudited consolidated balance sheets and related statements of income and cash flows of Cadence for its second fiscal quarter of fiscal year 2014; or

(vii)	Purchaser has failed to receive a certificate of Cadence, executed by its chief executive officer or the chief financial officer, dated as of the Expiration Date, to the effect that the conditions set forth in paragraphs (c)(iii) and (c)(iv) above have been satisfied.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions, and may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their sole and absolute discretion (except for the Minimum Condition), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. However, without the consent of Cadence, we are not permitted to (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the Offer Conditions or amend any Offer Condition, (iv) waive or amend the Minimum Condition, (v) amend any other term of the Offer in a manner that is adverse to the holders of Shares or (vi) extend the Expiration Date except as required or permitted by the terms of the Merger Agreement.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Cadence with the SEC and other information concerning Cadence, we are not aware of any governmental license or regulatory permit that appears to be material to Cadence’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Cadence’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions of the Offer.”

Compliance with the HSR Act. Under the HSR Act, and the related rules and regulations promulgated by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent, on behalf of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division of the U.S. Department of Justice, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Parent and Cadence filed on February 18, 2014 a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Accordingly, the required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on March 5, 2014, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with the consent of Parent. In practice, complying with a Second Request can take a significant period of time. Although Cadence is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, neither Cadence’s failure to file such Premerger Notification and Report Form nor a Second Request issued to Cadence from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will review the legality under the U.S. federal antitrust laws of Purchaser’s proposed acquisition of Cadence. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Purchaser, Cadence, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 15 — “Conditions of the Offer.”

State Takeover Laws. Cadence is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Cadence Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL.

Cadence, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Cadence (for purposes of the Exchange Act); it is anticipated that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and, in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger and (3) at the time that the board of directors of the company to be acquired approves the merger, no other party to the merger agreement is an interested stockholder under the DGCL. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Cadence will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Cadence. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and Cadence will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of stockholders of Cadence in accordance with Section 251(h) of the DGCL.

Certain Litigation. Following the announcement of the execution of the Merger Agreement, two purported stockholder class actions were filed challenging the transaction. The first was filed in the Court of Chancery of the State of Delaware on February 12, 2014, and is captioned Wolfson v. Cadence Pharmaceuticals, Inc., et al., No. 9341 (the “Delaware Action”). The second was filed in the Superior Court of the State of California, San Diego County, on February 13, 2014, and is captioned Denny v. Cadence Pharmaceuticals, Inc., et al., No. 37-2014-00002579-CU-BT-CTL (the “California Action”).

The Delaware and California Actions are substantially identical. The two actions name as defendants Cadence, the members of the Cadence Board, Parent and Purchaser. The California Action also names 25 John Doe defendants.

Both complaints allege that the members of the Cadence Board breached their fiduciary duties by agreeing to a transaction that purportedly undervalues Cadence. Among other things, plaintiffs allege that the members of the Cadence Board failed to maximize the value of Cadence to its public stockholders; negotiated a transaction in their best interests to the detriment of the Cadence public stockholders; and agreed to supposedly preclusive deal-protection measures that unfairly deter competitive offers. Both actions allege that Parent and Purchaser aided and abetted these purported breaches of fiduciary duty. The California Action also alleges aiding-and-abetting claims against Cadence and the John Doe defendants.

The Delaware and California Actions seek, among other things, (i) an order enjoining the Offer and/or the Merger; (ii) rescission of the transaction, to the extent already implemented, or alternatively rescissory damages; and (iii) attorneys’ fees and costs.

17.	Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Cadence a written demand for appraisal of Shares held, which demand must reasonably inform Cadence of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL will be included as Annex III to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

18.	Fees and Expenses.

Parent has retained D.F. King & Co., Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the depositary and paying agent (the “Depositary”) in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Cadence has advised Purchaser that it will file no later than February 26, 2014 with the SEC its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the Cadence Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Cadence” above.

Madison Merger Sub, Inc.

February 19, 2014

SCHEDULE I — INFORMATION RELATING TO PARENT AND PURCHASER

Parent

The following table sets forth information about Parent’s directors and executive officers as of February 18, 2014. The current business address of each person is c/o Mallinckrodt LLC, 675 James S. McDonnell Boulevard, Hazelwood, Missouri 63042, and the business telephone number is (314) 654-2000.

Name	Age	Citizenship	Position
Mark Trudeau	52	US	President, Chief Executive Officer and Director

Matthew Harbaugh	43	US	Senior Vice President and Chief Financial Officer

Peter Edwards	52	US	Senior Vice President and General Counsel

Hugh O’Neill	50	US	Senior Vice President and President of U.S. Specialty Pharmaceuticals

Stephen Merrick	53	UK	Senior Vice President and President, Commercial Operations, International

Gary Phillips	47	US	Senior Vice President and Chief Strategy Officer

Mario Saltarelli	53	US	Senior Vice President and Chief Science Officer

Ian Watkins	51	UK	Senior Vice President and Chief Human Resources Officer

Meredith Fischer	61	US	Senior Vice President, Communications and Public Affairs

Melvin D. Booth	68	US	Chairman of the Board

David R. Carlucci	59	US	Director

J. Martin Carroll	64	US	Director

Diane H. Gulyas	57	US	Director

Nancy S. Lurker	56	US	Director

JoAnn A. Reed	58	US	Director

Kneeland C. Youngblood, M.D.	58	US	Director

Joseph A. Zaccagnino	67	US	Director

Executive Officers of Parent

Mark Trudeau is President and Chief Executive Officer of Parent, and also serves on its board of directors. Mr. Trudeau joined the Pharmaceuticals segment of Covidien in February 2012 as a Senior Vice President and President of its Pharmaceuticals business. Mr. Trudeau previously worked for Bayer HealthCare Pharmaceuticals LLC USA, the U.S. healthcare business of Bayer AG, where he served as Chief Executive Officer, and simultaneously served as President of Bayer HealthCare Pharmaceuticals, the U.S. organization of Bayer’s global pharmaceuticals business. In addition, Mr. Trudeau served as Interim President of the global specialty medicine business unit from January to August 2010. Prior to joining Bayer in 2009, Mr. Trudeau headed the Immunoscience Division at Bristol-Myers Squibb. During his ten-plus years at Bristol-Myers Squibb, he served in multiple senior roles, including President of the Asia/Pacific region, President and General Manager of Canada and General Manager/Managing Director in the U.K. Mr. Trudeau was also with Abbott Laboratories, serving in a variety of executive positions, from 1988 to 1998. Mr. Trudeau holds a Bachelor’s degree in chemical engineering and a M.B.A., both from the University of Michigan.

Matthew Harbaugh is Senior Vice President and Chief Financial Officer of Parent. Mr. Harbaugh previously served as Vice President, Finance of Covidien’s Pharmaceuticals business, a position he held since July 2008. He also served as Interim President of Covidien’s Pharmaceuticals business from November 2010 to January 2012. Mr. Harbaugh joined Covidien’s Pharmaceuticals business in August 2007 as its Vice President and Controller, Global Finance for the Global Medical Imaging business. Mr. Harbaugh was a Lead Finance Executive with Cerberus Capital Management, L.P. from April 2007 until August 2007. Mr. Harbaugh worked for Monsanto from 1997 to 2007 serving in senior U.S. roles in treasury, investor relations, financial planning and analysis and strategy, in addition to two international assignments in Canada and Argentina.

Peter Edwards is Senior Vice President and General Counsel of Parent. Mr. Edwards joined Covidien’s Pharmaceuticals business in May 2010 as Vice President and General Counsel. Mr. Edwards previously worked for the Solvay Group in Brussels, Belgium, where he served as Executive Vice President and General Counsel for the global pharmaceuticals business from June 2007 until April 2010.

Hugh O’Neill is Senior Vice President and President of Specialty Pharmaceuticals of Parent. Prior to joining Parent in September 2013, Mr. O’Neill worked at Sanofi-Aventis for ten years where he held various commercial leadership positions including Vice President of Commercial Excellence from June 2012 to July 2013, General Manager, President of Sanofi-Aventis Canada from June 2009 to May 2012, Vice President Market Access and Business Development from 2006 to 2009. Mr. O’Neill joined Sanofi in 2003 as its Vice President, United States Managed Markets. Mr. O’Neill previously served in a variety of positions of increasing responsibility for Sandoz Pharmaceuticals, Forest Laboratories, Novartis Pharmaceuticals and Pfizer.

Stephen Merrick is Senior Vice President and President of Commercial Operations, International of Parent. Mr. Merrick joined Covidien’s Pharmaceuticals business in February 2013 as Vice President and President of Commercial Operations, International. Mr. Merrick was employed by Bristol-Myers Squibb Company, where he served as Vice President, Strategic Projects — Intercontinental Region from September 2012 until February 2013, President and General Manager — Brazil from December 2009 until September 2012 and as Vice President — Distributor Markets and Geographic Optimization from November 2007 until December 2009.

Gary Phillips is Senior Vice President and Chief Strategy Officer of Parent and joined Parent in October 2013. Most recently, Dr. Phillips had served as head of Global Health and Healthcare Industries for the World Economic Forum in Geneva, Switzerland from January 2012 to September 2013. Prior to that, Dr. Phillips served as President of Reckitt Benckiser Pharmaceuticals North America from 2011 to 2012, as Head, Portfolio Strategy, Business Intelligence and Innovation at Merck Serono from 2008 to 2011, and as President of U.S. Pharmaceuticals and Surgical at Bausch & Lomb from 2002 to 2008. Dr. Phillips has also held positions of leadership at Novartis Pharmaceuticals, Wyeth-Ayerst and Gensia Pharmaceuticals.

Mario Saltarelli is Senior Vice President and Chief Science Officer of Parent. Prior to joining Parent in October 2013, Dr. Saltarelli had served as Senior Vice President, R&D at Shire plc since September 2012 and as its Senior Vice President Clinical Development and Medical Affairs from January 2011 to September 2012. From 2004 to 2011, Dr. Saltarelli served as Divisional Vice President of Abbott Laboratories. From 1997 to 2004, he held positions of responsibility at Pfizer, and, prior to that, academic posts in the Department of Neurology at the Emory University School of Medicine in Atlanta.

Ian Watkins is Senior Vice President and Chief Human Resources Officer of Parent. Mr. Watkins joined Covidien’s Pharmaceuticals business in September 2012 as the Chief Human Resources Officer. Mr. Watkins served as Vice President, Global Human Resources at Synthes, Inc. from June 2007 to September 2012, which was recently acquired by Johnson & Johnson. Mr. Watkins served as Senior Vice President, Human Resources from 2003 to 2006 for Andrx Corporation, which is now part of Actavis, Inc. (formerly Watson Pharmaceuticals, Inc.).

Meredith Fischer is Senior Vice President, Communications and Public Affairs of Parent. Ms. Fischer joined Covidien’s Pharmaceuticals business in February 2013 as Vice President, Communications and Public Affairs.

Ms. Fischer was employed by Bayer Corporation from December 2001 until February 2013, where she served as Vice President of Communications and Public Policy for Bayer HealthCare and Bayer HealthCare Pharmaceuticals, North America. In that role, Ms. Fischer supported Bayer HealthCare’s U.S. pharmaceutical and animal health divisions and the company’s global medical care and consumer care businesses.

Directors of Parent

Melvin D. Booth has been Chairman of the Board and a director since June 2013. He is also a member of our Audit Committee. Mr. Booth has been a director of Catalent Pharma Solutions since 2010 and a director of eResearch Technologies since 2012. Mr. Booth has also been a strategic advisor in life sciences to Genstar Capital (a private equity firm) since 2005. Mr. Booth’s previous public company board experience includes serving as Lead Director of Millipore, a life science research company, from 2004 to 2010, and as a member of the boards of PRA International from 2004 to 2013, MedImmune from 1998 to 2005 and of Human Genome Sciences from 1995 to 1998. Mr. Booth was President of MedImmune from 1998 until his retirement at the end of 2003. Mr. Booth was President of Human Genome Sciences from 1995 to 1998. He held a variety of domestic and international positions with Syntex from 1981 to 1995, including serving as President of its U.S. pharmaceuticals business. Mr. Booth has been active in U.S. pharmaceutical industry organizations and is a past Chairman of the Pharmaceuticals Manufacturers Association of Canada. Mr. Booth received a B.S. degree in accounting from Northwest Missouri State University where he was also awarded an honorary Doctor of Science degree. He is also a Certified Public Accountant.

David R. Carlucci has been a director since June 2013 and is Chair of our Human Resources and Compensation Committee. Mr. Carlucci was President and Chief Operating Officer of IMS Health from October 2002 until January 2005, when he was named Chief Executive Officer and President. He became Chairman the following year. Mr. Carlucci retired from IMS Health in December 2010. Mr. Carlucci held several senior executive level positions at IBM from 1976 to 2002, including responsibilities for operations in the U.S., Canada, and Latin America. Mr. Carlucci has been a director and Chairman of the Human Resources and Compensation Committee for MasterCard International since 2006. Mr. Carlucci also served as a member of the advisory board of Mitsui USA, one of the world’s most diversified comprehensive trading, investment and service companies. Mr. Carlucci received a B.A. in political science from the University of Rochester.

J. Martin Carroll has been a director since June 2013 and is Chair of our Compliance Committee. Mr. Carroll served as President and Chief Executive Officer of Boehringer Ingelheim Corporation and of Boehringer Pharmaceuticals, Inc. from 2003 until 2012 and as a director of Boehringer Ingelheim Corporation from 2003 until December 2012. Mr. Carroll joined the organization in 2002 as President of Boehringer Pharmaceuticals, Inc. Mr. Carroll worked at Merck & Company, Inc. from 1976 to 2001. From 1972 to 1976, Mr. Carroll served in the United States Air Force where he attained the rank of Captain. Mr. Carroll also serves as a director of Vivus, Inc. Mr. Carroll received a B.A. in accounting & economics from the College of the Holy Cross and a M.B.A. from Babson College.

Diane H. Gulyas has been a director since June 2013 and is a member of our Audit Committee and Human Resources and Compensation Committee. Ms. Gulyas has worked at E. I. du Pont de Nemours and Company since 1978 and has been the President of DuPont’s Performance Polymers division since 2009. She is also the Vice Chairman of the DuPont-Teijin Films global joint venture. From 2009 until 2012, Ms. Gulyas served as a director and as a member of the Finance Committee of Navistar International Corporation, a leading manufacturer of commercial trucks, buses, RVs, defense vehicles and engines. Ms. Gulyas received her B.S. in chemical engineering from the University of Notre Dame.

Nancy S. Lurker has been a director since June 2013 and is a member of our Human Resources and Compensation Committee. Ms. Lurker has been serving as a director and Chief Executive Officer of PDI Inc. since 2008. PDI, Inc. is a leading provider of outsourced commercial services to established and emerging pharmaceutical, biotechnology and healthcare companies in the United States. Prior to joining PDI, Ms. Lurker served as Senior Vice President and Chief Marketing Officer of Novartis Pharmaceuticals Corporation from 2006 to 2008. Prior to that, she was President and Chief Executive Officer of ImpactRx, Inc. from 2003 to 2006. From 1998 to 2003, Ms. Lurker served as Group Vice President — Global Primary Care Products for Pharmacia Corporation. She was also a member of Pharmacia’s U.S. Executive Management Committee from 1998 to 2003. Ms. Lurker began her career at Bristol-Myers Squibb, where she worked for 14 years. Ms. Lurker also has served as a director of Auxilium Corporation since 2011. Ms. Lurker served as a director of ConjuChem Biotechnologies, Inc. from 2004 to 2006 and as a director of Elan Corporation from 2005 to 2006. Ms. Lurker received a B.S. magna cum laude in biology from Seattle Pacific University and a M.B.A. from the University of Evansville.

JoAnn A. Reed has been a director since June 2013 and is Chair of our Audit Committee. Ms. Reed is a healthcare services consultant. Ms. Reed served as an advisor to the Chief Executive Officer of Medco Health Solutions from April 2008 to April 2009. From 2002 to March 2008, Ms. Reed served as Senior Vice President, Finance and Chief Financial Officer of Medco Health Solutions. From 1992 to 2002, she served as Senior Vice President, Finance of Medco Health Solutions. She joined Medco Containment Services, Inc. in 1988. Ms. Reed has been a director of Health Management Associates, Inc. since 2013, a director of American Tower Corporation since 2007, a director of Waters Corporation since 2006 and a trustee of St. Mary’s College of Notre Dame since 2006. Ms. Reed received a B.B.A. in business administration from St. Mary’s College. She received her M.B.A. in finance and international marketing cum laude from Fordham University.

Kneeland C. Youngblood has been a director since June 2013. He is a member of our Compliance and Nominating and Governance Committees. Dr. Youngblood is a founding partner of Pharos Capital Group, a private equity firm that focuses on providing growth and expansion capital/buyouts in healthcare, business services and opportunistic investments. Dr. Youngblood served as a director of the Gap Inc. from 2006 to 2012, a director of Starwood Hotels and Resorts from 2001 to 2012, a director of Burger King Corporation from 2004 to 2010 and a director of the iStar Financial from 1998 to 2001. Dr. Youngblood has been serving as a director of Energy Future Holdings Corp, an electric utility provider, since 2007. Dr. Youngblood is a physician by training, with over 15 years of experience in emergency medicine. He is also a member of the Council on Foreign Relations. Dr. Youngblood earned a B.A. in politics from Princeton University and an M.D. from the University of Texas Southwestern Medical School.

Joseph A. Zaccagnino has been a director since June 2013. He is Chair of our Nominating and Governance Committee and a member of our Compliance Committee. Mr. Zaccagnino has been a director of Covidien plc since it was spun-off from Tyco International in 2007 and serves on its Compliance and Transactions Committees and as Chairman of the Nominating and Governance Committee. Mr. Zaccagnino has served as President, Chief Executive Officer and director of Yale New Haven Health System and its flagship Yale-New Haven Hospital from 1991 until his retirement in 2005. He has also served as a director of NewAlliance Bancshares, Inc. from 1991 until it was acquired in 2010. Mr. Zaccagnino has served on the board of the National Committee for Quality Healthcare from 1995 until 2005, and was elected Chairman of the Board in 2003. From 1999 until 2006 he served as a director and from 2004 to 2006 as Chairman of the Board of VHA Inc., a provider member cooperative of community owned health systems and their physicians which provides supply chain and group purchasing services through their subsidiaries, Novation and Provista. Mr. Zaccagnino received a B.S. (business administration) from the University of Connecticut and a M.P.H. (healthcare management) from Yale University School of Medicine.

Purchaser

The following table sets forth information about Purchaser’s directors and executive officers as of February 18, 2014. The current business address of each person is c/o Mallinckrodt LLC, 675 James S. McDonnell Boulevard, Hazelwood, Missouri 63042, and the business telephone number is (314) 654-2000.

Name	Age	Citizenship	Position
Kathleen A. Schaefer	58	US	President and Director
Marvin R. Haselhorst	53	US	Vice President and Director
John E. Einwalter	45	US	Vice President, Treasurer and Director

Kathleen A. Schaefer has served as Vice President, Finance and Corporate Controller of Parent since June 2013. She has also served as the President and a director of Purchaser since February 2014. Ms. Schaefer previously served as controller of Covidien’s Pharmaceuticals business from June 2007 until its separation from Covidien in June 2013.

Marvin R. Haselhorst has served as Vice President, Global Tax of Parent since June 2013. Mr. Haselhorst has also served as Vice President and a director of Purchaser since February 2014. Mr. Haselhorst previously served as head of the tax function for Covidien’s Pharmaceuticals business from July 2012 until its separation from Covidien in June 2013. From June 2006 until June 2012, Mr. Haselhorst was Vice President, Global Tax for Solutia, Inc., a specialty chemical manufacturer and distributor headquartered in St. Louis, Missouri.

John E. Einwalter has served as Vice President and Treasurer of Parent since June 2013. Mr. Einwalter also has served as Vice President, Treasurer and a director of Purchaser since February 2014. Mr. Einwalter previously served as treasurer of Covidien’s Pharmaceuticals business from October 2012 until its separation from Covidien in June 2013. Previously, Mr. Einwalter was Vice President and Treasurer of Belden Inc., a global manufacturer of connectivity and networking equipment, from July 2011. He was the Director of Treasury at Smurfit-Stone Container Corporation, a paperboard and paper-based packaging company, from February 2010 to July 2011. From September 2003 to January 2010, Mr. Einwalter served in various finance positions with Anheuser-Busch InBev.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	By overnight or courier:

Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, Rhode Island 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, Massachusetts 02021

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

Stockholders and All Others, Call Toll-Free: (888) 628-1041

Email: Cadence@dfking.com